Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTERMIX MEDIA, INC.,

FOX INTERACTIVE MEDIA, INC.

PROJECT IVORY ACQUISITION CORPORATION

AND

NEWS CORPORATION

(SOLELY WITH RESPECT TO SECTIONS 6.9 AND 6.15)

Dated as of July 18, 2005

- i -

Exhibit A – Break Up Note Term Sheet
Exhibit B – Purchase Option Loan Term Sheet

- ii -

INDEX OF DEFINED TERMS

Defined Term	Page
Acquisition Proposal	36
Affiliate	11
Aggregate Preferred Merger Consideration	6
Agreement	1
AMEX	14
Audit Date	17
Bankruptcy and Equity Exception	14
By-Laws	2
Certificate	4
Certificate of Incorporation	2
Certificate of Merger	2
Change in Recommendation	35
Claim	40
Closing	10
Closing Date	10
Code	18
Common Merger Consideration	3
Common Share	3
Confidentiality Agreement	51
Continuing Employees	39
Controlled Group Liability	18
Conversion Rights	13
D&O Insurance	41
DGCL	1
Dissenting Shares	8
Effective Time	2
Employees	17
Environmental Law	21
ERISA Affiliate	18
ESPP	5
Exchange Act	14
Exchange Fund	6
Expenses	40
Foreign Antitrust Filings	14
Governmental Entity	14
Hazardous Material	21
HSR Act	14
Indemnified Parties	41
Intellectual Property Agreements	23
Intellectual Property Rights	23
IRS	18
Ivory	1

- iii -

Ivory Balance Sheet	16
Ivory Compensation and Benefit Plan	17
Ivory Disclosure Letter	10
Ivory Indemnified Parties	40
Ivory Material Adverse Effect	11
Ivory Option	4
Ivory Plans	13
Ivory Preferred Stock	12, 13
Ivory Recommendation	10
Ivory Reports	15
Ivory Representatives	34
Ivory Required Statutory Approvals	14
Ivory Requisite Vote	14
Ivory Stockholders Meeting	9
Ivory Unvested Option	4
Knowledge	12
Laws	20
Leased Real Property	25
Liens	26
Loan Agreement	38
Material Contracts	26
Merger	1
Merger Indemnities	40
Merger Sub	1
MySpace	11
MySpace Option	5
MySpace Shares	5
New Allegation or Development	12
New Facts	12
News	1
Option Cash Payment	4
Order	44
Owned Real Property	25
Parent	1
Parent Disclosure Letter	28
Parent Group	36
Parent Material Adverse Effect	28
Parent Representatives	36
Parent Required Statutory Approvals	29
Paying Agent	5
Pending Matters	12
Permits	20
Permitted Liens	26
Person	7
Phantom Stock Payment	5
Preferred Merger Consideration	4

- iv -

Preferred Share	13
Proxy Statement	9
Purchase Option Loan	38
Purchase Option Loan Funding Date	38
Purchase Option Loan Notice	38
Release	21
Representatives	34
Securities Act	15
Series A Preferred Merger Consideration	3
Series A Preferred Stock	12
Series B Preferred Merger Consideration	3
Series B Preferred Stock	12
Series C Preferred Merger Consideration	4
Series C Preferred Stock	12
Series C-1 Preferred Merger Consideration	4
Series C-1 Preferred Stock	12
Software	23
Specified Individual	4
Stockholders Agreement	28
Subsidiary	11
Superior Proposal	36
Support Agreement	1
Surviving Corporation	2
Takeover Statute	42
Tax	22
Tax Return	22
Taxable	22
Taxes	22
Termination Date	45
Termination Fee	47
Third Party	36
Trade Secrets	23
U.S. GAAP	16
Voting Debt	14
Warrants	13

- v -

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of July 18, 2005, by and among Intermix Media, Inc., a Delaware corporation (“Ivory”), Fox Interactive Media, Inc., a Delaware corporation (“Parent”), Project Ivory Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub“) and, solely with respect to Sections 6.9 and 6.15, News Corporation, a Delaware corporation (“News”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Ivory, Parent and Merger Sub have unanimously approved the acquisition of Ivory by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Ivory has (i) determined that the Merger (as defined herein) and the other transactions contemplated hereby are fair to and advisable and in the best interests of Ivory and its stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger and (iii) recommended that Ivory’s stockholders adopt this Agreement;

WHEREAS, the respective Boards of Directors of Merger Sub and Ivory have approved and adopted the merger of Merger Sub with and into Ivory with Ivory as the survivor, as set forth below (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a condition to and an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of Ivory are entering into a stockholder voting agreement with Parent (the “Support Agreement”); and

WHEREAS, Ivory, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into Ivory, and the separate corporate existence of Merger Sub shall thereupon cease. Ivory shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of Ivory with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

Section 1.2 Effective Time. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time that the Merger becomes effective in accordance with applicable Law (which shall occur upon such filing) being the “Effective Time”).

Section 1.3 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of Ivory, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (the “Certificate of Incorporation”).

Section 1.4 By-Laws. At the Effective Time, and without any further action on the part of Ivory or Merger Sub, the by-laws of Ivory, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein, in the Certificate of Incorporation or in accordance with applicable Law.

Section 1.5 Directors. Subject to requirements of applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

Section 1.6 Officers. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the By-Laws.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any further action on the part of Ivory, Parent, Merger Sub or any holder of any shares of capital stock of Ivory, Parent or Merger Sub:

(a) Merger Sub. Each share of common stock, par value of $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation and shall not be affected by the Merger.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each Common Share and Preferred Share that is owned by Ivory directly as treasury stock or by Parent, Merger Sub, or any of Ivory’s wholly-owned Subsidiaries (other than in a representative or fiduciary capacity) shall automatically be retired and shall cease to be outstanding, and no cash or other consideration shall be delivered in exchange therefor.

(c) Conversion of Ivory Common Shares.

Subject to Section 2.3:

(i) each issued and outstanding share of Ivory common stock, par value $0.001 per share (the “Common Shares”) (other than any Common Shares to be retired in accordance with Section 2.1(b) and Dissenting Shares (as defined below)) shall be converted into the right to receive $12.00 in cash, without interest (the “Common Merger Consideration”).

(ii) each issued and outstanding share of Series A Preferred Stock (as defined below) (other than any share of Series A Preferred Stock to be retired in accordance with Section 2.1(b) and Dissenting Shares), shall be converted into the right to receive $12.00 in cash, without interest (the “Series A Preferred Merger Consideration”);

(iii) each issued and outstanding share of Series B Preferred Stock (as defined below) (other than any share of Series B Preferred Stock to be retired in accordance with Section 2.1(b) and Dissenting Shares), shall be converted into the right to receive $14.60 in cash, without interest (the “Series B Preferred Merger Consideration”);

(iv) each issued and outstanding share of Series C Preferred Stock (as defined below) (other than any share of Series C Preferred Stock to be retired in accordance with Section 2.1(b) and Dissenting Shares), shall be converted into the right to receive $13.50 in cash, without interest (the “Series C Preferred Merger Consideration”);

(v) each issued and outstanding share of Series C-1 Preferred Stock (as defined below) (other than any share of Series C-1 Preferred Stock to be retired in accordance with Section 2.1(b) and Dissenting Shares), shall be converted into the right to receive $14.00 in cash, without interest (the “Series C-1 Preferred Merger Consideration” and, together with the Series A Preferred Merger Consideration, the Series B Preferred Merger Consideration, and the Series C Preferred Merger Consideration, the “Preferred Merger Consideration”); and

(vi) as of the Effective Time, all such Common Shares and Preferred Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Common

Shares or Preferred Shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Certificates (for each Common Share or Preferred Share represented thereby), the Common Merger Consideration or the appropriate Preferred Merger Consideration, as applicable. No Preferred Share that validly elects to treat the Merger as a Liquidation or Liquidation Event, as applicable, under the terms of the applicable Certificate of Designation shall, be entitled to receive any Preferred Merger Consideration.

(d) Stock Options; ESPP; Warrants.

(i) As of the Effective Time, each outstanding option to purchase Common Shares under any employee stock option or compensation plan or arrangement of Ivory (an “Ivory Option”) that is fully vested as of the Effective Time shall by virtue of the Merger and without any action on the part of any holder of any Ivory Option be cancelled and the holder thereof will receive as soon as reasonably practicable following the Effective Time a cash payment with respect thereto equal to the product of (a) the excess, if any, of the Common Merger Consideration over the exercise price per share of such Ivory Option and (b) the number of Common Shares issuable upon exercise of such Ivory Option (the “Option Cash Payment”). As of the Effective Time, all Ivory Options, whether or not vested or exercisable, shall no longer be outstanding and shall automatically cease to exist, and each holder of a Ivory Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. Prior to the Effective Time, Ivory shall take any and all actions necessary to effectuate this Section 2.1(d)(i), including, but not limited to, providing holders of Ivory Options with notice of their rights with respect to any such Ivory Options as provided herein.

(ii) Each Ivory Option that is unvested as of the Effective Time and that is outstanding immediately prior to the Effective Time (an “Ivory Unvested Option”) shall, at the Effective Time, cease to represent a right to acquire Common Shares, shall be cancelled and of no further force or effect and with respect to each Ivory Unvested Option held by (a) an individual set forth in Section 2.1(d)(ii) of the Ivory Disclosure Schedule (“Specified Individual”) who has signed before the Effective Time a waiver and non-compete agreement in the appropriate form indicated for that individual in such forms acceptable to Parent and Ivory, or (b) any other individual who has signed before the Effective Time an agreement in a form acceptable to Parent and Ivory, shall be converted into the right to receive fifty percent (50%) of the Option Cash Payment in respect of each such Ivory Unvested Option (“Phantom Stock Payment”) in installments as and when such Ivory Unvested Option would have vested subject to the individual’s continued employment with the Surviving Corporation and its Affiliates if it had not been cancelled. Further, with respect to each Ivory Unvested Option subject to an agreement set forth in Section 2.1(d)(ii) of the Ivory Disclosure Schedules (each of which is subject to accelerated vesting upon a qualifying termination of employment as set forth in such agreements, the employee who is party to such agreements shall be entitled to receive, upon a qualifying termination of employment within such period of time specified in such agreement, and subject to the waivers referenced in the preceding sentence, the balance of the Phantom Stock Payment to the extent that such Option Cash Payment has not previously been paid. Prior to the Effective Time, Ivory shall take any and all actions necessary to effectuate this Section 2.1(d)(ii) including but not limited to providing holders of Ivory Options with notice of their rights with respect to any such Ivory Options as provided herein and obtaining consents from the individuals set forth in Section 2.1(d)(ii) of the Ivory Disclosure Schedule.

(iii) As of the Effective Time, each outstanding option to purchase MySpace Shares of Common Stock (“MySpace Shares”) under MySpace’s 2005 Equity Incentive Plan (a “MySpace Option”) shall by virtue of the Merger and without any action on the part of any holder of any MySpace Option be cancelled and the holder thereof will receive as soon as practicable following the Effective Time a cash payment with respect thereto equal to the product of (a) the excess, if any, of $3.2660 over the exercise price per share of such MySpace Option and (b) the number of MySpace Shares issuable upon exercise of such MySpace Option.

(iv) Prior to the Effective Time, Ivory shall take any and all actions with respect to Ivory’s 2002 Employee Stock Purchase Plan (the “ESPP”) as are necessary to provide that effective no later than the Effective Time, the ESPP shall terminate and any and all amounts that have been withheld but not yet applied to purchase Common Shares shall be refunded to the participants in the ESPP without interest.

(v) As of the Effective Time, each issued and outstanding Warrant shall no longer be outstanding and shall automatically cease to exist, and each holder of a Warrant shall cease to have any rights with respect thereto. Prior to the Effective Time, Ivory shall take any and all actions necessary to effectuate this Section 2.1(d)(iv), including, but not limited to, providing holders of Warrants with notice of their rights with respect to any such Warrants.

Section 2.2 Exchange of Common Share Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a paying agent reasonably acceptable to Ivory (the “Paying Agent”) for the payment of the Common Merger Consideration and the appropriate Preferred Merger Consideration or any other payment to which holders of Ivory Options shall become entitled pursuant to Section 2.1. Immediately prior to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, Parent shall deposit, or cause Merger Sub to deposit, with the Paying Agent, for the benefit of the holders of Certificates and Ivory Options, cash equal to (i) the product of (A) the number of Common Shares issued and outstanding (and not to be retired pursuant to Section 2.1(b)) immediately prior to the Effective Time multiplied by (B) the Common Merger Consideration, plus (ii) the Aggregate Preferred Merger Consideration plus (iii) the amount equal to the sum of the Option Cash Payments. The deposit made by Parent or Merger Sub, as the case may be, pursuant to this Section 2.2(a) is hereinafter referred to as the “Exchange Fund”. In the event such funds shall be insufficient to make the payments contemplated by Section 2.1(c) and 2.1(d), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Paying Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Common Shares, Preferred Shares and Ivory Options and (ii) applied promptly to making the payments provided for in Section 2.1. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. For the purposes of this Agreement, “Aggregate Preferred Merger Consideration” shall mean the sum of (i) the product of (A) the number of shares of Series A Preferred Stock issued and outstanding (and not to be retired pursuant to Section 2.1(b)) immediately prior to the Effective Time multiplied by (B) the Series A Preferred Merger Consideration, plus (ii) the product of (A) the number of shares of Series B Preferred Stock issued and outstanding (and not to be retired pursuant to Section 2.1(b)) immediately prior to the Effective Time multiplied by (B) the Series B Preferred Merger Consideration, plus (iii) the product of (A) the number of shares of Series C Preferred Stock issued and outstanding (and not to be retired pursuant to Section 2.1(b)) immediately prior to the Effective Time multiplied by (B) the Series C Preferred Merger Consideration, plus (iv) the product of (A) the number of shares of Series C-1 Preferred Stock issued and outstanding (and not to be retired pursuant to Section 2.1(b)) immediately prior to the Effective Time multiplied by (B) the Series C-1 Preferred Merger Consideration. Notwithstanding anything to the contrary, no amounts need to be deposited with the Paying Agent in respect of Dissenting Shares unless and until the holder thereof fails to perfect or withdraws or otherwise loses his right to appraisal.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time (but in no event more than two (2) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a letter of transmittal specifying that delivery of the Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, such letter of transmittal to be in customary form and have such other provisions as Parent or Paying Agent may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Common Merger Consideration and Preferred Merger Consideration (such instructions shall include instructions for the payment of the Common Merger Consideration or Preferred Merger Consideration to a Person other than the Person in whose name the surrendered Certificate is registered on the transfer books of Ivory, subject to the receipt of appropriate documentation for such transfer). Upon surrender to the Paying Agent of a Certificate (or evidence of loss in lieu thereof) for cancellation together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Common Merger Consideration or Preferred Merger Consideration that such holder is entitled to receive pursuant to this Article II, and the Certificate so surrendered shall forthwith be cancelled; provided that in no event will a holder of a Certificate be entitled to receive Common Merger Consideration or Preferred Merger Consideration if Common Merger Consideration or Preferred Merger Consideration was already paid with respect to the Common Shares or Preferred Shares, as the case may be, underlying such Certificate in connection with an affidavit of loss. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Common Shares or Preferred Shares that is not registered in the transfer records of Ivory, payment may be issued to such a transferee if the Certificate formerly representing such Common Shares or Preferred Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer, and the Person requesting such issuance pays any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate or establishes to the satisfaction of Parent and Ivory that such Tax has been paid or is not applicable. All cash paid upon the surrender of a Certificate in accordance with the terms of this Section 2.2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Shares or Preferred Shares formerly represented by such Certificate.

For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit corporations), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(c) Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of Ivory of Common Shares or Preferred Shares that were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Company for transfer following the Effective Time, they shall be cancelled against delivery of the Common Merger Consideration or Preferred Merger Consideration, as applicable, for each Common Share or Preferred Share formerly represented by such Certificates.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund relating to the Common Merger Consideration and the Preferred Merger Consideration that remains unclaimed by the stockholders of Ivory or holders of Ivory Options one (1) year after the Effective Time shall be returned to Parent or the Surviving Corporation. Any stockholders of Ivory or holders of Ivory Options who have not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Corporation for payment of the Common Merger Consideration or the Preferred Merger Consideration upon due surrender of their Certificates (or affidavits of loss in lieu thereof), without interest. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Common Shares, holder of Preferred Shares or holder of Ivory Options for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond reasonably satisfactory to Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Common Merger Consideration or Preferred Merger Consideration, as applicable, upon due surrender of the Common Shares or Preferred Shares represented by such Certificate pursuant to this Agreement.

(f) Withholding Rights. Each of Parent, the Paying Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under provision of any federal, state, local or foreign Tax Law. If Parent, the Paying Agent or the Surviving Corporation, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Common Shares or Preferred Shares, as applicable, in respect of which Parent, Paying Agent or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 2.3 Dissenters’ Rights.

(a) Notwithstanding anything in any other Section of this Agreement to the contrary, Common Shares and Preferred Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted for adoption of this Agreement, or consented thereto in writing and who has demanded appraisal for such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Common Merger Consideration or Preferred Merger Consideration, as applicable, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive, subject to and net of any applicable withholding of Taxes, payment of the appraised value of such Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to receive, subject to and net of any applicable withholding of Taxes, payment of the appraised value of such Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL shall cease and such Dissenting Shares shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Common Merger Consideration or the appropriate Preferred Merger Consideration, as applicable, without interest, upon surrender, in the manner provided in Section 2.2, of the Certificate or Certificates that formerly evidenced such Dissenting Shares.

(b) Ivory shall give Parent prompt notice of any demands for appraisal received by Ivory, withdrawals of such demands and any other instruments served on or otherwise received by Ivory pursuant to the DGCL, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to demands for appraisal under the DGCL. Ivory shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.4 Adjustments to Prevent Dilution. Without limiting the other provision of the Agreement, including Section 5.1, in the event that Ivory changes the number of Common Shares or Preferred Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Common Merger Consideration and each Preferred Merger Consideration shall be equitably adjusted to reflect such change.

Section 2.5 Stockholders’ Meeting; Proxy Statement.

(a) In accordance with any applicable Law, the certificate of incorporation and by-laws of Ivory, Ivory shall use its commercially reasonable efforts to call and hold a meeting of its stockholders as promptly as reasonably practicable after the date hereof for the purpose of voting upon the adoption of this Agreement and the transactions contemplated hereby, including the Merger (the “Ivory Stockholders Meeting”), and Ivory shall use its commercially reasonable efforts to hold such stockholder meeting as promptly as reasonably practicable after the date on which the Proxy Statement (as defined below) is cleared by the SEC (as defined below). The Board of Directors of Ivory shall duly call, give notice of, convene, hold and submit the adoption of this Agreement to the stockholders of Ivory whether or not the Board of Directors of Ivory effects a Change of Recommendation (as defined below).

(b) Ivory shall use its commercially reasonable efforts to solicit from the stockholders of Ivory proxies in favor of the Merger and shall take all other reasonable action necessary or advisable to secure the vote or consent of the stockholders of Ivory required by the DGCL and the Certificate of Incorporation and By-Laws of Ivory to adopt this Agreement.

(c) As promptly as reasonably practicable after the date of this Agreement, Ivory shall prepare and file with the SEC, and shall use its commercially reasonable efforts to have cleared by the SEC, the proxy statement relating to the Ivory Stockholders Meeting (together with any amendments thereof or supplements thereto) to be distributed in connection with the Ivory Stockholders Meeting to vote upon this Agreement (the “Proxy Statement”). Ivory, Parent and Merger Sub each shall promptly and timely provide all information relating to its respective businesses or operations necessary for inclusion in the Proxy Statement to satisfy all requirements of applicable state and United States federal securities Laws. Ivory and Parent (with respect to Parent and Merger Sub) each shall be solely responsible for any statement, information or omission in the Proxy Statement relating to it (and Merger Sub with respect to Parent) or its Affiliates based upon written information provided by it (or Merger Sub with respect to Parent) for inclusion in the Proxy Statement.

(d) Ivory shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide a copy of such comments or requests to Parent promptly after receipt, and shall promptly provide to Parent copies of all correspondence between Ivory or any representative of Ivory and the SEC. Ivory shall give Parent and its counsel the reasonable opportunity to review and comment on any proposed responses to comments, which review shall be concluded as promptly as possible, but in no event more than three (3) Business Days after the receipt by Parent of Ivory’s proposed responses to SEC comments or other correspondence to the SEC. If at any time after the date the Proxy Statement is mailed to stockholders and prior to the Ivory Stockholders Meeting any information relating to Ivory, Parent or Merger Sub, or any of their respective Affiliates, officers or directors, is discovered by Ivory, Parent or Merger Sub which is required to be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and, to the extent required by applicable Law, disseminated to the stockholders of Ivory. As promptly as reasonably practicable after the Proxy Statement has been cleared by the SEC, Ivory shall mail the Proxy Statement to the holders of Common Shares and Preferred

Shares as of the record date established for the Ivory Stockholder Meeting. Unless the Board of Directors of Ivory shall have effected a Change in Recommendation, the Proxy Statement shall include the recommendation of the Board of Directors of Ivory that the holders of Common Shares and Preferred Shares vote in favor of the adoption of this Agreement (the “Ivory Recommendation”).

(e) Nothing in this Section 2.5 shall be deemed to prevent Ivory or its Board of Directors from taking any action they are permitted or required to take under, and in compliance with, Section 6.2 or are required to take under applicable Law.

ARTICLE III

THE CLOSING

Section 3.1 Closing. The closing of the Merger (the “Closing”) shall take place (i) at the offices of Pillsbury Winthrop Shaw Pittman LLP, MGM Tower, 10250 Constellation Boulevard, Los Angeles, CA 90067 at 10:00 a.m. Pacific time on the second Business Day after the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived (by the party entitled to the benefit of such condition) in accordance with this Agreement or (ii) at such other place and time and/or on such other date as Ivory and Parent may agree in writing (the “Closing Date”), unless this Agreement has been terminated pursuant to its terms.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of Ivory. Except as set forth in the section of the disclosure letter delivered to Parent by Ivory on or prior to the date of this Agreement (the “Ivory Disclosure Letter”) that corresponds with the applicable subsection of this Section 4.1, Ivory hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of Ivory and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Ivory and its Subsidiaries has all requisite corporate or similar power and authority to own and operate its properties and to carry on its business as currently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to be so qualified or be in good standing, in the aggregate, has not had and would not reasonably be expected to have an Ivory Material Adverse Effect. Ivory has heretofore made available to Parent complete and correct copies of Ivory’s and each of its Subsidiaries’ certificate of incorporation and by-laws (or comparable governing instruments), as in effect on the date hereof. Section 4.1(a) of the Ivory Disclosure Letter sets forth a list, as of the date hereof, of all of the Subsidiaries of Ivory and the jurisdictions under which such Subsidiaries are incorporated or organized.

As used in this Agreement, the term “Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, trust or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) (i) is either the sole general partner, the sole managing member or sole holder of other similar interest, or (ii) owns (x) 50% or more of the voting power of the voting capital stock or other equity interests, or (y) 50% or more of the outstanding voting capital stock or other voting equity interests, or (z) 50% or more of the economic interest of such corporation, partnership, limited liability company or other legal entity. For the avoidance of doubt, MySpace, Inc. (“MySpace”) shall be deemed to be a Subsidiary of Ivory for all purposes of this Agreement.

As used in this Agreement, the term “Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

As used in this Agreement, the term “Ivory Material Adverse Effect” means any change in or effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of Ivory or any of its Subsidiaries that has had or would reasonably be expected to be materially adverse to Ivory and its Subsidiaries taken as a whole; provided, however, that any event or occurrence (including litigation) arising from any of the following shall not be considered when determining if an Ivory Material Adverse Effect has occurred or is likely or expected to occur: (i) the negotiation (including activities relating to due diligence) or public announcement of this Agreement or (ii) except for purposes of Section 4.1(d), the execution, delivery or pendency of this Agreement or the transactions contemplated herein, including the impact thereof on the relationships of Ivory or any of its Subsidiaries with customers, suppliers, distributors, consultants, stockholders, employees or independent contractors or other third parties with whom Ivory or any of its Subsidiaries has any relationship, (b) any failure by Ivory to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof, (c) changes generally affecting the industries in which Ivory or its Subsidiaries operates so long as such change does not disproportionately affect Ivory and its Subsidiaries, (d) changes in economic conditions in the United States, in any region thereof, or in any non-U.S. or global economy, (e) changes in generally accepted accounting principles (or any interpretation thereof), (f) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress, (g) the petition by the People of the State of New York v. Intermix Media, Inc., filed on April 28, 2005 in the Supreme Court for the State of New York, County of New York and Greenspan v. Salzman, et. al, LASC No. BC328558, filed on February 10, 2005 in the Los Angeles Superior Court (the “Pending Matters”), or any similar action or suit, including all court filings, appeals, judgments or settlements in connection therewith and announcements or disclosure thereof (other than as a result of New Facts adduced or any New Allegations or Developments asserted or arising with respect to the subject matter of either of the Pending

Matters), (h) the trading price of Common Shares taken by itself (but excluding therefrom any underlying cause or suggested cause of such effect) or (i) Ivory’s option to purchase equity interests in MySpace pursuant to Article 7 of the Stockholders Agreement, including the exercise of such option by Ivory and announcement or disclosure thereof; provided that clause (i) shall not apply to Section 7.2(a) insofar as the accuracy of the last sentence of Section 4.1(w) is concerned.

“New Fact” means, with respect to a Pending Matter, any material factual matter in respect of an action by Ivory or any of its Subsidiaries, or any of their respective officers, directors, employees or agents, that is relevant to the resolution of such Pending Matters (or any related proceeding), and of which the Parent had not become aware prior to the date of this Agreement.

“New Allegation or Development” means, with respect to a Pending Matter, any material new allegation asserted, or material new line of investigation initiated, by any Governmental Entity in such Pending Matters (or in any related proceeding).

As used in this Agreement, the term “Knowledge” or any similar formulation of Knowledge shall mean the actual knowledge of, with respect to Ivory and its Subsidiaries, those Persons set forth in Section 4.1(a) of the Ivory Disclosure Letter and, with respect to Parent and its Subsidiaries, those Persons set forth in Section 4.2 of the Parent Disclosure Letter, in each case without any separate duty to investigate.

(b) Capital Structure. The authorized capital stock of Ivory consists of (i) 250,000,000 Common Shares, of which 34,905,254 shares were outstanding as of June 30, 2005 (and none of which Common Shares were held by Ivory in its treasury), and (ii) 40,000,000 shares of preferred stock, par value $0.10 per share (the “Ivory Preferred Stock”), of which (A) 10,000,000 shares are designated Series A 6% Convertible Preferred Stock (the “Series A Preferred Stock”), of which 194,000 shares were outstanding as of the date hereof, (B) 4,098,335 shares are designated Series B Convertible Preferred Stock (the “Series B Preferred Stock”), of which 1,750,000 shares were outstanding as of the date hereof, (C) 20,000,000 shares are designated Series C Convertible Preferred Stock (the “Series C Preferred Stock”), of which 3,786,595 shares were outstanding as of the date hereof and (D) 2,000,000 shares are designated Series C-1 Convertible Preferred Stock (the “Series C-1 Preferred Stock”), of which 1,325,000 shares were outstanding as of the date hereof (such Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock referred to collectively as the “Ivory Preferred Stock,” each share of Ivory Preferred Stock a “Preferred Share”). Ivory has not made any issuance of Common Shares or Preferred Shares except as a result of (x) exercises of Ivory Options which were outstanding on June 30, 2005 for Common Shares, (y) conversions of Preferred Shares which were outstanding on June 30, 2005, into Common Shares or (z) dividends payable on Common Shares or Preferred Shares which were outstanding as of June 30, 2005. All of the issued and outstanding Common Shares and Preferred Shares have been and all Common Shares which may be issued pursuant to the Ivory Stock Plans (as defined below) will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of preemptive rights. Each of the outstanding shares of capital stock or other ownership interests in each of Ivory’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for MySpace (which is at least 50% owned by Ivory) is owned by Ivory or a direct or indirect wholly owned Subsidiary of Ivory, free and clear of all Liens (as defined below) (including any restriction on the right to vote, sell or otherwise dispose of such capital stock of other ownership interests, except restrictions on transfer imposed by federal and state securities laws). Other than with respect to the Subsidiaries listed on Section 4.1(a) of the Ivory Disclosure Letter, Ivory does not directly or indirectly own any securities or other beneficial ownership interests in any other Person (including through joint ventures or partnership arrangements), or have any investment in any other Person. As of the date of this agreement, other than (i) 8,776,949 options to purchase Common Shares at an average price of $2.79 per Common Share as to which options to purchase 4,904,512 shares have not vested as of June 30, 2005, pursuant to (A) Ivory’s 2004 Stock Awards Plan, (B) Ivory’s 1999 Stock Awards Plan, and (C) Ivory’s 2002 Employee Stock Purchase Plan, each as amended ((A), (B) and (C) collectively, the “Ivory Plans”), (ii) options to purchase 832,920 shares of MySpace common stock pursuant to MySpace’s 2005 Equity Incentive Plan, as amended, at an average price of $1.17 per share, (iii) warrants to purchase such number of Common Shares at such prices as are set forth on Part 1 of Section 4.1(b) of the Ivory Disclosure Letter (the “Warrants”), and (iv) the rights to convert the Preferred Shares into Common Shares (such conversion rights, the “Conversion Rights”), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any kind to which Ivory or any of its Subsidiaries is a party, or by which Ivory or any of its Subsidiaries are bound, obligating Ivory or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or other securities of Ivory or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Ivory or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except for the Support Agreement, neither Ivory nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any of its securities or the securities of any of its Subsidiaries. There are not any outstanding contractual obligations of Ivory or any of its Subsidiaries to repurchase, redeem or otherwise acquire or to file any registration statement with respect to any shares of capital stock of Ivory or any of its Subsidiaries. Following the consummation of the Merger, there will not be outstanding any rights, warrants, options or other securities entitling the holder thereof to purchase, acquire or otherwise receive any shares of the capital stock of Ivory or any of its Subsidiaries (or any other securities exercisable for or convertible into such shares). Except as described above, neither Ivory nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Ivory or any Subsidiary of Ivory on any matter (“Voting Debt”). Part 2 of Section 4.1(b) of the Ivory Disclosure Letter sets forth the holders of all outstanding Preferred Shares, Ivory Options and Warrants, the exercise price and expiration dates, and, with respect to the Ivory Options and Warrants, the number of Common Shares into which they each convert.

(c) Corporate Authority.

(i) Ivory has all requisite corporate power and authority necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Ivory, and no other corporate proceedings on the part of Ivory are necessary to authorize or approve this Agreement, the performance by Ivory of its obligations hereunder or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the adoption of this Agreement by the affirmative vote of the holders of a majority of the then outstanding Common Shares and Preferred Shares entitled to vote thereon voting together as a single class on an as converted basis with respect to each Preferred Share (collectively, the “Ivory Requisite Vote”). Assuming due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement is a valid and legally binding agreement of Ivory enforceable against Ivory in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Board of Directors of Ivory has unanimously approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, has determined that the Merger and the other transactions contemplated hereby are fair to, and advisable and in the best interest of Ivory and its stockholders and, subject to Section 6.2, has recommended that the stockholders of Ivory adopt this Agreement.

(d) Governmental Filings; No Violations.

(i) Other than any reports, filings, registrations, approvals and/or notices (A) required to be made pursuant to Section 1.2, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (C) under the antitrust Laws of foreign Governmental Entities (collectively, the “Foreign Antitrust Filings”) and (D) to comply with the rules and regulations of the American Stock Exchange LLC (“AMEX”) (items (B) through (D) (inclusive), the “Ivory Required Statutory Approvals”), no notices, reports, registrations or other filings are required to be made by Ivory with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Ivory from, any United States or foreign federal, state or local governmental or regulatory authority, agency, court, commission, body or other governmental entity of competent jurisdiction (each a “Governmental Entity”) in connection with the execution and delivery of this Agreement and the consummation by Ivory of the transactions contemplated hereby or by the Support Agreement, except for those that the failure to make or obtain, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect or prevent, impair or materially delay the ability of Ivory to consummate the transactions contemplated by this Agreement or the Support Agreement.

(ii) Neither the execution, delivery and performance of this Agreement and the consummation by Ivory of the transactions contemplated hereby nor compliance by Ivory with any of the provisions hereof or thereof will constitute or result in (A) a breach, conflict or violation of, or a default under, either the certificate of incorporation or by-laws (or comparable governing instruments) of Ivory or any of its Subsidiaries, (B) a breach, conflict or violation of, a default under, the acceleration of any obligations, a termination or the creation of a right of termination, the loss of any right or benefit, or the creation of a Lien on any assets of Ivory or any Subsidiary of Ivory (with or without notice, lapse of time or both) pursuant to, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation binding upon Ivory or any Subsidiary of Ivory (each, a “Contract”) or, assuming that all consents, approvals and authorizations described in Section 4.1(d)(i) will be obtained prior to the Effective Time and all filings, notifications and registrations described in Section 4.1(d)(i) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, violate any Law or governmental or non-governmental permit or license to which Ivory or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breaches, conflicts, violations, defaults, accelerations, terminations, rights of termination, creations and changes that, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect or prevent, impair or materially delay the ability of Ivory to consummate the transactions contemplated by this Agreement or the Support Agreement.

(e) Ivory Reports; Financial Statements.

(i) The filings required to be made by Ivory since April 1, 2003 under the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act have been filed with the SEC, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and each such filing complied, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing), in all material respects with all applicable requirements of the appropriate statutes and the rules and regulations thereunder (collectively, the “Ivory Reports”). None of the Ivory Reports (in the case of Ivory Reports filed pursuant to the Securities Act), as of their effective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. None of the Ivory Reports (in the case of Ivory Reports filed pursuant to the Exchange Act) as of the respective dates filed with the SEC or first mailed to stockholders (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing), as applicable, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii) The consolidated financial statements of Ivory and its Subsidiaries included in the Ivory Reports comply as to form in all material respects with the applicable rules and regulations of the SEC with respect thereto. Each of the consolidated balance sheets included in or incorporated by reference into the Ivory Reports (including the related notes and schedules) presents fairly, in all material respects, the consolidated financial position of Ivory and its Subsidiaries as of its date, and each of the consolidated statements of income and consolidated statements of cash flows included in or incorporated by reference into the Ivory Reports (including any related notes and schedules) presents fairly, in all material respects, the results of operations, retained earnings and changes in financial position, as the case may be, of

Ivory and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments which, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect), in each case in accordance with United States generally accepted accounting principles as in effect on the date or for the period with respect to which such principles are applied (“U.S. GAAP”) consistently applied during the periods indicated, except as may be noted therein.

(iii) Ivory has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Ivory in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Ivory’s management as appropriate to allow timely decisions regarding required disclosure. Ivory has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder or under the Exchange Act.

(f) Information. None of the information included or incorporated by reference in the Proxy Statement will, at the date it is first mailed to Ivory’s stockholders and at the time of the Ivory Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation is made by Ivory in this subsection (f) with respect to statements made based on information supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Proxy Statement.

(g) No Undisclosed Material Liabilities. There are no liabilities or obligations, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the Ivory balance sheet as of March 31, 2005 included in the Ivory Reports, including the notes thereto (the “Ivory Balance Sheet”) or in the Ivory Reports filed prior to the date hereof; and (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since March 31, 2005 except in each case for such exceptions as, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect.

(h) Absence of Certain Changes. Since March 31, 2005 (the “Audit Date”), except as disclosed in the Ivory Reports filed on or after the Audit Date and prior to the date of this Agreement or as set forth on Section 4.1(h) of the Ivory Disclosure Letter, Ivory and its Subsidiaries have conducted their business only in the ordinary and usual course of such business, and there has not been (i) any events, circumstances or states of fact which, in the aggregate, have had or would reasonably be expected to have an Ivory Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of Ivory or any repurchase, redemption or other acquisition by Ivory or any Subsidiary of any securities of Ivory; or (iii) any change by Ivory in accounting principles, practices or methods which is not required by U.S. GAAP. Except as set forth in Section 4.1(h) of the Ivory Disclosure Letter, since the Audit Date and through the date of this Agreement, there has not been any material increase in the compensation payable or that could become payable by Ivory or any of its Subsidiaries to directors, officers or key employees or any material amendment of any of the Ivory Compensation and Benefit Plans other than increases to employees that are not officers made in the ordinary course of business consistent with past practice.

(i) Litigation. Except as disclosed in the Ivory Reports, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the Knowledge of Ivory, threatened against Ivory or any of its Subsidiaries, except for those that, in the aggregate, have not had and would not be reasonably expected to have an Ivory Material Adverse Effect or prevent or materially delay the ability of Ivory to consummate the transactions contemplated by this Agreement. Except as disclosed in the Ivory Reports filed prior to the date of this Agreement, neither Ivory nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree of a Governmental Entity which, in the aggregate, have had or would reasonably be expected to have an Ivory Material Adverse Effect or could prevent or materially delay the consummation of the transactions contemplated hereby.

(j) Employee Benefits.

(i) The term “Ivory Compensation and Benefit Plan” shall mean each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and each other bonus, deferred compensation, profit-sharing, thrift, savings, deferred compensation, employee stock ownership, stock bonus, stock purchase, change in control, retention, restricted stock, stock option, employment, termination, severance, compensation or other material compensation or benefit plan, policy, practice, agreement or other arrangement, that is maintained by Ivory or any of its Subsidiaries or that covers employees or former employees (“Employees”), or directors or former directors or consultants or former consultants of Ivory or any of its Subsidiaries; and any trust agreement or insurance contract forming a part of such Ivory Compensation and Benefit Plan. Section 4.1(j) of the Ivory Disclosure Letter lists all Ivory Compensation and Benefit Plans, and any Ivory Compensation and Benefit Plans containing “change of control” or similar provisions therein are specifically identified in Section 4.1(j)(i) of the Ivory Disclosure Letter. Ivory has made available to Parent prior to the date hereof a copy of all Ivory Compensation and Benefit Plans and a copy of each agreement, policy, practice or arrangement that covers key employees or former key employees of Ivory and its Subsidiaries. In addition, with respect to each Ivory Compensation and Benefit Plan, Ivory has made available to Parent a true, correct and complete copy of: (A) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (B) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (C) the most recent annual financial report, if any; (D) the most recent actuarial report, if any; and (E) the most recent determination letter from the IRS, if any.

(ii) All Ivory Compensation and Benefit Plans are in compliance in all material respects with applicable Law including provisions of ERISA, the Internal Revenue Code of 1986, as amended (the “Code”) and any other applicable Law. Each Ivory Compensation and Benefits Plan has been administered in all material respects in accordance with its terms. Each Ivory Compensation and Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the U.S. Department of the Treasury, Internal Revenue Service (the “IRS”), that has not been revoked and nothing has occurred, whether by action or failure to act, that would cause the loss of such qualification or that would result in costs to Ivory or any of its Subsidiaries under the Internal Revenue Service’s Employee Plans Compliance Resolution System. As of the date hereof, there is no material pending or, to the Knowledge of Ivory, threatened litigation relating to the Ivory Compensation and Benefit Plans, any fiduciaries thereof with respect to their duties to the Ivory Compensation and Benefits Plans or the assets of any of the trusts under any of the Ivory Compensation and Benefits Plans which could reasonably be expected to result in any material liability of Ivory or any of its Subsidiaries. Neither Ivory nor any of its Subsidiaries nor, to the Knowledge of Ivory, any other Person has engaged in a transaction that, assuming the Taxable period of such transaction expired as of the date hereof, would subject Ivory or any of its Subsidiaries or any Person that Ivory or its Subsidiaries has an obligation to indemnify to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(iii) Neither Ivory, any of its Subsidiaries nor any ERISA Affiliate maintains or has ever maintained a Plan that is subject to Title IV of ERISA. Neither Ivory, any of its Subsidiaries nor any ERISA Affiliate has contributed to or ever been obligated to contribute to a “multiemployer plan”, within the meaning of Section 3(37) of ERISA, at any time. “ERISA Affiliate” means Ivory and any of its Subsidiaries and any trade or business (whether or not incorporated) that would be treated as a single employer with Ivory or any of its Subsidiaries under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that could be a material liability of Ivory or its Subsidiaries following the Closing. “Controlled Group Liability” means any and all liabilities as a result of a failure to comply with (A) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, (B) the Health Insurance Portability and Accountability Act or (C) corresponding or similar provisions of foreign Laws or regulations.

(iv) All contributions required to be made by Ivory or any of its Subsidiaries under the terms of any Ivory Compensation and Benefit Plan as of the date hereof have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in Ivory Reports.

(v) Neither Ivory nor its Subsidiaries have any material obligations for, or liabilities with respect to, retiree health and life benefits under any Ivory Compensation and Benefit Plan, except for benefits required to be provided under Section 4980B of the Code or any other applicable Law requiring continuation of health coverage.

(vi) Except as described on Section 4.1(j)(vi) of the Ivory Disclosure Letter, the consummation of the transactions contemplated by this Agreement alone or in combination with another event will not (a) entitle any of the employees of Ivory or any of its Subsidiaries to severance pay, (b) accelerate the time of payment or vesting of payment or trigger any payment of compensation or benefits under, increase the amount payable, or trigger any other material obligation pursuant to, any of the Ivory Compensation and Benefit Plans or (c) result in any breach or violation of, or a default under, or trigger any forfeiture under any Ivory Compensation and Benefit Plans. No payment under any Ivory Compensation and Benefit Plans individually or collectively and as a result of the transactions contemplated by this agreement (whether alone or upon the occurrence of any additional or subsequent events) or otherwise, would be expected to give rise to the payment of any amount that would not be deductible pursuant to Section 280G or 162(m) of the Code.

(vii) All Ivory Compensation and Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in material compliance with all applicable Laws and regulations, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(viii) Ivory has no material liability with respect to any improper classification of any individual who renders services to Ivory or any of its Subsidiaries who is classified by Ivory or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of Taxation and Tax reporting and under Ivory Compensation and Benefit Plans).

(k) Compliance with Laws; Regulatory Matters.

(i) Except for matters that, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect, the business of Ivory and its Subsidiaries is and has been conducted in compliance with all applicable United States or foreign, federal, state or local laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees, arbitration awards, agency requirements, licenses and permits, in each case, of any Governmental Entity (collectively, “Laws”). The provisions of this Section 4.1(k) shall not apply to Environmental Laws which are covered exclusively in Section 4.1(m).

(ii) Except for such failures that, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect, Ivory and each of its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals from Governmental Entities (“Permits”) necessary to conduct its business as currently conducted, and all such Permits are valid and in full force and effect. Each of Ivory and its Subsidiaries is, and at all times from January 1, 2003 through the date of this Agreement has been, in material compliance with the terms and requirements of such Permits, except for such failures as, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect. Since January 1, 2003, none of Ivory and its Subsidiaries has received any written notice from any Governmental Entity regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Permits, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Permits, except as, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect. To the Knowledge of Ivory, no Governmental Entity has at any time since January 1, 2003 challenged in writing the right of any of Ivory and its Subsidiaries to develop, manufacture, market, license, distribute, promote, offer, provide or sell any products or services.

(l) Anti-takeover Statutes; Rights Plan. Ivory has taken all action necessary to exempt the Support Agreement, the Merger, this Agreement (and, in each case, the performance thereof) and the transactions contemplated hereby or thereby from the provisions of Section 203 of the DGCL, and such action is effective at the date of this Agreement. No other anti-takeover statute or regulation is applicable to this Agreement, the Support Agreement, the Merger or the transactions contemplated hereby or thereby.

(m) Environmental Matters.

(i) Ivory and its Subsidiaries are, and have been since January 1, 2002, in compliance with all Environmental Laws, including possessing all material Permits required for its operations under applicable Environmental Laws, except for instances of non-compliance that, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect.

(ii) Neither Ivory nor any of its Subsidiaries has received written notice of, and, to the knowledge of Ivory, is not the subject of, any actions, claims, investigations, demands, requests for information, citation, complaint or notices by any person alleging liability arising under, or non-compliance with any Environmental Law, except as, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect.

(iii) With respect to any Owned Real Property or Leased Real Property currently or formerly owned or leased, as the case may be, by Ivory or its Subsidiaries there have been no Releases of Hazardous Materials that are reasonably likely to result in a claim against Ivory or any of its Subsidiaries that, in the aggregate, have had or would reasonably be expected to have an Ivory Material Adverse Effect. Neither Ivory nor any of its Subsidiaries has entered into any agreement that may require them to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person from or against any liabilities arising out of or related to the generation, manufacture, use, transportation or disposal of Hazardous Materials, or otherwise arising in connection with or under Environmental Laws, except as, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect.

As used herein, the term “Environmental Law” means any federal, state, local and foreign Law, judicial decisions, injunctions and permits and governmental agreements relating to protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including those relating to the Release of Hazardous Materials.

As used herein, the term “Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law, including (a) petroleum, asbestos or polychlorinated biphenyls and (b) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

As used herein, the term “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

Notwithstanding any other provision of this Agreement to the contrary (including, but not limited to, Section 4.1(k)), the representations and warranties of Ivory in this Section 4.1(m) constitute the sole representations and warranties of Ivory with respect to any Environmental Law or Hazardous Substance.

(n) Tax Matters. Ivory and each of its Subsidiaries (i) (A) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it, and all such Tax Returns are complete and accurate in all material respects and (B) has not requested any extension of time within which to file any material Tax Return; (ii) (A) has timely paid all material amounts of Taxes shown as due and payable on such Tax Returns, except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with U.S. GAAP, on the Ivory Balance Sheet (as adjusted for operations in the ordinary course of business since the date thereof) and (B) has no liability for penalties or charges with respect to the late filing of any material Tax Return required to be filed by or with respect to any of them on or before the Effective Time; (iii) with respect to all material Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to Taxes in excess of $20,000 individually or $100,000 in the aggregate or agreed to any extension of time with respect to a Tax assessment or deficiency in excess of $20,000 individually or $100,000 in the aggregate; (iv) as of the date hereof, does not have any deficiency, or any audits, examinations, investigations or other proceedings in respect of material Taxes pending or proposed or threatened in writing; and (v) has timely withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party (as defined below). The consolidated U.S. federal income Tax Returns of Ivory have been examined and settled, or the applicable statutes of limitation for the assessment of Taxes for such period have closed, with respect to all Taxable years prior to 2005. Neither Ivory nor any of its Subsidiaries (i) has any liability for Taxes of any Person (other than Ivory or any of its Subsidiaries) under Treasury

Regulation Section 1.1502-6 (or any comparable provision of U.S. state or local or foreign Law), as a transferee or successor, by contract or otherwise; (ii) is a party to any agreement (with any Person other than Ivory or any of its Subsidiaries) relating to the allocation or sharing of Taxes other than an agreement set forth in Section 4.1(n) of the Ivory Disclosure Letter which shall terminate on or prior to the Effective Time and under which neither Ivory nor any of its Subsidiaries shall have any liability for any prior periods; (iii) has constituted either a “distributing corporation” or a “controlled corporation” in a transaction that was intended to qualify under Section 355(a) of the Code; or (iv) has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any predecessor provision thereto.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the terms “Taxes,” and “Taxable”) includes all taxes of any kind, including federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in all cases whether disputed or not, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(o) Labor Matters. As of the date hereof, (i) neither Ivory nor any of its Subsidiaries is the subject of any material proceeding asserting that Ivory or any of its Subsidiaries has committed an unfair labor practice or any other violation of Law relating to employee matters, (ii) nor since January 1, 2004 has there been any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving Ivory or any of its Subsidiaries, (iii) no labor organization or group of employees of Ivory or any of its Subsidiaries has made a pending demand for recognition or certification, (iv) to the Knowledge of Ivory, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority and (v) to the Knowledge of Ivory, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving Ivory or any of its Subsidiaries.

(p) Intellectual Property.

(i) For purposes of this Section 4.1(p):

(A) “Intellectual Property Agreements” shall mean all agreements, whether oral or written, and whether between Ivory or any of its Subsidiaries and third Persons or inter-corporate (other than licenses of readily available commercial software programs having an acquisition price of less than $50,000), to which Ivory or any of its Subsidiaries is a party or otherwise bound (1) under which Ivory or its Subsidiaries receives rights under any Intellectual Property Rights, (2) under which Ivory or its Subsidiaries grants rights under any Intellectual Property Rights or (3) restricting Ivory’s or any of its Subsidiaries’ rights to use any Intellectual Property Rights;

(B) “Intellectual Property Rights” means all patents, trademarks, trade names, service marks, Internet domain names, designs, logos, slogans, and general intangibles of like nature together with the goodwill of the business symbolized by the foregoing, copyrights, Software (as defined below), technology, Trade Secrets (as defined below), and other intellectual property and intangible rights, and applications and registrations therefore;

(C) “Software” means all (1) computer programs, whether in source code or object code form, (2) data, databases and compilations and (3) all documentation relating to any of the foregoing;

(D) “Trade Secrets” means all confidential information, technology, trade secrets, know-how, processes, user lists, data collections, formulae, algorithms, models and methodologies; and

(ii) Ivory and its Subsidiaries own, are validly licensed or otherwise have the right to use, free and clear of any Liens other than Permitted Liens (as defined below), all Intellectual Property Rights which are owned, used or held for use in the business of Ivory and its Subsidiaries, provided that this representation shall not expand the representation set forth in Section 4.1(p)(iv)(B).

(iii) The Intellectual Property Agreements are valid and binding obligations of Ivory and its Subsidiaries, and to Ivory’s Knowledge the other Persons thereto, are enforceable in accordance with their terms, and there exists no event or condition which has or will result in a violation or breach of, or constitute (with or without due notice of lapse of time or both) a default under any such Intellectual Property Agreement by (A) Ivory or any of its Subsidiaries, or (B) to Ivory’s Knowledge, any third Person, except, in each case which, in the aggregate, has not had and would not reasonably be expected to have an Ivory Material Adverse Effect. No royalties, honoraria or other fees are payable by Ivory or any of its Subsidiaries to any third Persons for the use of or right to use any Intellectual Property Rights except pursuant to the Intellectual Property Agreements.

(iv) Except as set forth in Section 4.1(p)(iv) of the Ivory Disclosure Letter, and except, in each case which, in the aggregate, has not had and would not reasonably be expected to have an Ivory Material Adverse Effect:

(A) The Intellectual Property Rights owned or used by Ivory or any of its Subsidiaries, are subsisting and are valid and enforceable.

(B) To Ivory’s Knowledge, the conduct of Ivory’s and its Subsidiaries’ business as currently and heretofore conducted does not infringe or otherwise violate any Intellectual Property Right owned by any third Person. No written claim of infringement or other violation of any Intellectual Property Rights of any third Person has been made or asserted against Ivory or any of its

Subsidiaries. To Ivory’s Knowledge, no Person is infringing or otherwise violating the rights of Ivory or any of its Subsidiaries with respect to any Intellectual Property Rights.

(C) Ivory and each of its Subsidiaries takes reasonable measures to protect the secrecy of its Trade Secrets. No Trade Secret of Ivory or any of its Subsidiaries has been disclosed or authorized to be disclosed to any third Person other than pursuant to a written non-disclosure agreement. With respect to any non-disclosure agreement relating to Trade Secrets of Ivory or any of its Subsidiaries on the one hand, or a third Person on the other hand, Ivory and its Subsidiaries are not, and to Ivory’s Knowledge the other Person thereto is not, in breach or default thereof.

(D) With respect to the Software which Ivory or its Subsidiaries purport to own, such Software was either developed (1) by U.S. employees of Ivory or any of its Subsidiaries within the scope of their employment, (2) as a “work made for hire” (as defined under 17 U.S.C. § 101) pursuant to a valid written agreement, or (3) by independent contractors who have assigned all their rights to Ivory or any of its Subsidiaries pursuant to valid written agreements.

(E) Except as provided for in the Intellectual Property Agreements, there are no settlements, forbearances to sue, consents, judgments, or orders or similar obligations which (1) materially restrict Ivory’s or any of its Subsidiaries’ rights to use any Intellectual Property Right or (2) permit third Persons to use any material Intellectual Property Right owned or controlled by Ivory or any of its Subsidiaries. The execution of this Agreement and the transactions contemplated hereby will not (a) result in the loss or impairment of Ivory’s or any of its Subsidiaries’ rights to or under any of the Intellectual Property Rights owned by Ivory or any of its Subsidiaries (b) give rise to a right to terminate any Intellectual Property Agreements, or (c) result in payment obligations under Intellectual Property Agreements which are in excess of the amounts payable prior to the Closing Date, except to the extent resulting from increased usage of the applicable Intellectual Property Rights licensed under such Intellectual Property Agreements.

(F) Ivory and its Subsidiaries are in compliance with all applicable Laws, as well as their own rules, policies, and procedures relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by Ivory or any of its Subsidiaries in the conduct of their business. No written claim has been asserted or threatened against Ivory or any of its Subsidiaries alleging a violation thereof.

(q) Title to Properties.

(i) Ivory and its Subsidiaries have good title to their owned assets, or in the case of assets and properties that they lease, license or have other rights in, valid rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) necessary to permit Ivory and its Subsidiaries to conduct their business as currently conducted, except where the failure to have such title, or rights by lease, license, or other agreement to use, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect. The assets and properties (in each case, tangible and intangible) owned or used by Ivory and its Subsidiaries are in satisfactory condition and repair for their continued use as they have been used and are adequate in all material respects for their current use, reasonable wear and tear excepted, except where the failure to be in satisfactory condition and repair, in the aggregate, has not had and would not reasonably be expected to have an Ivory Material Adverse Effect.

(ii) Except as set forth in Section 4.1(q)(ii) of the Ivory Disclosure Letter and subject to any Permitted Liens, (i) Ivory or one of its Subsidiaries has good and merchantable title to each parcel of real property owned by Ivory or its Subsidiaries that is material to the operation of the business of Ivory and its Subsidiaries taken as a whole (the “Owned Real Property”), (ii) Ivory and its Subsidiaries have not leased, licensed or, to the Knowledge of Ivory, otherwise granted any Person the right to use or occupy such Owned Real Property or any portion thereof that materially interferes with the operation of the business of Ivory and its Subsidiaries taken as a whole and (iii) Ivory and its Subsidiaries have not collaterally assigned or granted any other security interest in such Owned Real Property, except for Permitted Liens. The Owned Real Property constitutes all of the real property owned by Ivory and its Subsidiaries.

(iii) Except as set forth in Section 4.1(q)(iii) of the Ivory Disclosure Letter or as, individually or, in the aggregate, would not reasonably be likely to have an Ivory Material Adverse Effect, (i) Ivory and its Subsidiaries do not sublease or license to any Person the right to use or occupy each parcel of all leasehold or subleasehold estates and other rights to use or occupy any land, buildings or structures currently used by Ivory or its Subsidiaries in the course of their respective businesses (the “Leased Real Property”) or any portion thereof, (ii) to the Knowledge of Ivory, there are no disputes with respect to any lease, (iii) Ivory and its Subsidiaries have not collaterally assigned or granted any other security interest in any lease or any interest therein and (iv) there are no Liens, except for Permitted Liens, on the estate or interest created by any lease.

(iv) Except as, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect, since January 1, 2002, (i) no written notice from any Governmental Entity has been received by Ivory or any of its Subsidiaries requiring or calling attention to the need for any material work, repair, construction, alteration or installation on, or in connection with, the Owned Real Property or the Leased Real Property, and (ii) no material assessment for public improvement that is due and remains unpaid has been made against any Owned Real Property or Leased Real Property and, to the Knowledge of Ivory, there are no currently proposed or pending assessments for public improvements against any Owned Real Property or Leased Real Property.

(v) For the purposes of this Agreement, “Liens” shall mean all mortgages, liens, pledges, charges, security interests, encumbrances or other adverse claims of any kind in respect of any property or asset. For the purposes of this Agreement, “Permitted Liens” shall mean (A) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings, (B) Liens securing indebtedness or liabilities that are reflected in the Ivory Balance Sheet, (C) such non-monetary Liens or other imperfections of title, if any, that, individually or in the aggregate, are not reasonably likely to (x) materially interfere with the present use or operation of any property of Ivory or any of its Subsidiaries or (y) materially detract from the value of any such property, (D) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (E) Liens disclosed on existing title reports or existing surveys (in either case copies of which title reports and surveys have been delivered or made available to Parent), and (F) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens, incurred in the ordinary course of business.

(r) Material Contracts.

(i) As of the date hereof, all of the contracts, undertakings, commitments or agreements described in any of Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K of the rules and regulations issued under the Securities Act to which Ivory or its Subsidiaries is a party (“Material Contracts”) have been filed as exhibits to, or incorporated by reference in, the Ivory Reports.

(ii) There are no Contracts, undertakings, commitments or agreements to which any of Ivory or its Subsidiaries is a party containing any covenant not to compete with another Person, except for such covenants, which in the aggregate, are not reasonably expected to be material to the business of Ivory and it Subsidiaries taken as a whole.

(iii) Neither Ivory nor any of its Subsidiaries has breached, or received in writing any claim or notice that it has breached any Contract to which it is a party or by which it is bound, except for such breaches as would not have an Ivory Material Adverse Effect. To Ivory’s Knowledge, each Contract to which Ivory or any of its Subsidiaries is a party or by which it is bound that has not expired or terminated by its terms is in full force and effect, except (A) to the extent it has previously expired in accordance with its terms and (B) for such exceptions as, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect. To Ivory’s Knowledge (x) each of the other parties thereto has performed all of the obligations required to be performed by it under, and is not in default under, each such Contract and, (y) no event has occurred that, with notice or lapse of time, or both, would constitute such a default, except for such failures of performance, defaults and events which, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect. Each Material Contract is a valid and binding obligation of Ivory or a Subsidiary of Ivory and, to the Knowledge of Ivory, the valid and binding obligation of each other party thereto.

(s) Insurance. Ivory maintains for itself and its Subsidiaries insurance policies covering the assets, business, equipment, properties, operations, employees, directors and officers, and product warranty and liability claims, and such other forms of insurance in such amounts, with such deductibles and against such risks and losses as, in its good faith judgment, are reasonable for the business and assets of Ivory and its Subsidiaries (taking into account the cost and availability of such insurance). All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and Ivory and its Subsidiaries are otherwise in compliance with the terms and conditions of such policies and bonds, except for such exceptions as, in the aggregate, have not had and would not reasonably be expected to have an Ivory Material Adverse Effect.

(t) Vote Required. The Ivory Requisite Vote is the only vote of any class or series of the capital stock of Ivory required to adopt this Agreement.

(u) Brokers and Finders. Except for Montgomery & Co. and Thomas Weisel Partners LLC, neither Ivory nor any of its Subsidiaries has retained any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger, the Support Agreement or the other transactions contemplated hereby or thereby. Prior to the date hereof, Ivory has provided Parent with a true, correct and complete copy of the engagement letter between Ivory and Montgomery & Co. and Thomas Weisel Partners LLC, respectively.

(v) Opinion of Financial Advisor. Ivory has received an opinion of each of Thomas Weisel Partners LLC and Montgomery & Co., dated as of the date hereof, to the effect that, as of such date, the Common Merger Consideration and the Preferred Merger Consideration is fair from a financial point of view to holders of Common Shares and holders of Preferred Shares.

(w) Transactions with Affiliates. Except as set forth in the Ivory Reports or on Part 1 of Section 4.1(w) of the Ivory Disclosure Letter, since January 1, 2002, neither Ivory nor any of its Subsidiaries is party to any Contract with any person or entity (x) that is an Affiliate of Ivory or (y) with respect to which any Affiliate of Ivory, or any member of the immediate family of any such Affiliate, owns more than 10% of the voting equity of such person or entity that would be required to be disclosed under Rule 404(a) of Regulation S-K. Except as set forth on Section 4.1(w) of the Ivory Disclosure Letter, all such transactions have been conducted on terms at least as favorable to Ivory or its applicable Subsidiary as could have been obtained from third parties. Ivory has disclosed all material information known (after due inquiry) by any of the officers of Ivory that relates to its option to acquire shares of capital stock of MySpace set forth in Article 7 of the Stockholders Agreement, dated February 11, 2005, by and among Ivory, Intermix Media, Inc., MySpace Ventures, LLC, Redpoint Ventures I, L.P., Redpoint Associates I, LLC, Redpoint Ventures II, L.P., Redpoint Associates II, LLC, Redpoint Technology Partners Q-1, L.P., Redpoint Technology Partners A-1, L.P., Orix Venture Finance LLC, Pinnacle Ventures I Affiliates L.P. and Pinnacle Ventures I (Q) Equity Holdings L.L.C., as amended (the “Stockholders Agreement”) and its ability to exercise such option.

(x) No Limitation on Other Representation. Except as otherwise expressly provided in this Agreement, nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty made by Ivory herein.

(y) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 4.1, neither Ivory nor any other Person makes any other express or implied representation or warranty on behalf of Ivory or any of its Subsidiaries.

Section 4.2 Representations and Warranties of Parent and Merger Sub. Except as set forth in the section of the disclosure letter delivered to Ivory by Parent on or prior to the date of this Agreement (the “Parent Disclosure Letter”) that corresponds with the applicable subsection of this Section 4.2, Parent and Merger Sub each represents and warrants to Ivory that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate power to own and operate its material properties and to carry on its business as currently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to be so qualified as a foreign corporation or be in good standing, in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

As used in this Agreement, the term “Parent Material Adverse Effect” means a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement.

(b) Corporate Authority.

(i) Each of News, Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate on the terms and subject to the conditions of this Agreement, the transactions contemplated hereby, subject only to the receipt of the Parent Required Statutory Approvals. This Agreement has been duly authorized, executed and delivered by News, Parent and Merger Sub, and no other corporate proceedings on the part of News, Parent or Merger Sub are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by Ivory, this Agreement is a valid and legally binding agreement of Parent, News, and Merger Sub, enforceable against each of News, Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The Boards of Directors of Parent and Merger Sub have approved and adopted this Agreement and approved the transactions contemplated hereby, including the Merger.

(c) Governmental Filings; No Violations.

(i) Other than any reports, filings, registrations, approvals and/or notices (A) required to be made pursuant to Section 1.2, (B) required to be made under the HSR Act, the Securities Act and the Exchange Act, and (C) required pursuant to the Foreign Antitrust Filings (items (B) and (C) (inclusive)), the “Parent Required Statutory

Approvals”), no notices, reports, registrations or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, Permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except for those that the failure to make or obtain, in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(ii) Neither the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby nor compliance by Parent and Merger Sub with any of the provisions hereof will constitute or result in (A) a breach or violation of, or a default under, either the certificate of incorporation or by-laws of Parent or Merger Sub, (B) a breach or violation of, or a default under, the acceleration of any obligations, a termination or the creation of a right of termination, the loss of any right or benefit or the creation of a lien, pledge, security interest or other encumbrance on the assets of Parent or Merger Sub (with or without notice, lapse of time or both) pursuant to any material Contracts binding upon Parent, Merger Sub or any of Parent’s Subsidiaries or, assuming that all consents, approvals and authorizations described in Section 4.2(c)(i) will be obtained prior to the Effective Time and all filings, notifications and registrations described in Section 4.2(c)(i) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, violate any Law or governmental or non-governmental permit or license to which Parent, Merger Sub or any of Parent’s Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the material Contracts, except, in the case of clause (B) or (C) above, for any breaches, violations, defaults, terminations, rights of termination, accelerations, creation or change that, in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Disclosure Documents. None of the information provided by Parent specifically for inclusion or incorporation by reference in (i) the Proxy Statement or (ii) any other document to be filed with the SEC or any Other Filings will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement at the date it or any amendment or supplement is mailed to stockholders, at the time of the Ivory Stockholders Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(e) No Business Activities. All of the outstanding capital stock of Merger Sub is owned directly or indirectly by Parent. Merger Sub is not a party to any material Contract and has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the Support Agreement and the consummation of the transactions contemplated hereby and thereby. Merger Sub has no Subsidiaries.

(f) No Vote Required. No vote of the stockholders of Parent is required to adopt this Agreement and the transactions contemplated hereby, including the Merger.

(g) Ownership of Ivory Common Shares. Neither Parent nor Merger Sub is, nor at any time during the last three years has it been, an “interested stockholder” of Ivory as defined in Section 203 of the DGCL. Neither Parent, Merger Sub nor any of their respective Subsidiaries or, to the Knowledge of Parent, any of their respective Affiliates or associates (as such term is defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in case of either clause (i) or (ii), any Common Shares, in each case, except in accordance with this Agreement and the Support Agreement, including the Merger.

(h) Financial Capability. Parent has, and will have at the Effective Time, the financial capacity to perform and to cause Merger Sub to perform its obligations under this Agreement, and Parent has currently available (or access to) all funds necessary to pay the consideration set forth in Article II and any other amounts contemplated by this Agreement. Without limiting the foregoing, Parent’s ability to consummate, and to cause Merger Sub to consummate, the transactions contemplated hereby is not contingent on Parent’s ability to complete any public offering or private placement of equity or debt securities or to obtain any other type of financing prior to or on the Effective Time.

(i) Brokers and Finders. Except for J.P. Morgan Securities Inc., neither Parent nor Merger Sub has retained any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger, the Support Agreement or the other transactions contemplated hereby or thereby.

(j) Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except for those that, in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree of a Governmental Entity which, in the aggregate, have had and would reasonably be expected to have a Parent Material Adverse Effect.

(k) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 4.2, neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its Subsidiaries.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Covenants of Ivory. Except as set forth on Schedule 5.1, Ivory covenants and agrees as to itself and its Subsidiaries (as applicable) that, from the date hereof and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, or to the extent Parent shall otherwise consent in writing:

(a) Ivory shall conduct its business only in the ordinary and usual course, and it and its Subsidiaries shall use their respective commercially reasonable efforts to (i) preserve their current business organizations intact and maintain their existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, licensors, licensees, agents, employees, business associates to the end that Ivory’s and its Subsidiaries’ goodwill and ongoing material businesses shall be unimpaired at the Effective Time; (ii) maintain and keep their properties and assets in good repair and condition; and (iii) maintain in effect all governmental permits pursuant to which Ivory or any of its material Subsidiaries currently operates;

(b) neither Ivory nor any of its Subsidiaries shall (i) amend its certificate of incorporation or by-laws or the comparable governing instruments of any of its Subsidiaries; (ii) split, combine or reclassify its outstanding shares of capital stock; (iii) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries to it or a wholly owned Subsidiary in the ordinary course of business); or (iv) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or permit any of its Subsidiaries to purchase or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(c) neither Ivory nor any of its Subsidiaries shall issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any Voting Debt other than (i) Common Shares issuable pursuant to options (whether or not vested) outstanding on the date hereof under the Ivory Stock Plans, (ii) 605,720 Common Shares issuable under the MySpace’s 2005 Equity Incentive Plan, (iii) Common Shares issuable upon exercise of the Warrants and (iv) Common Shares of Ivory issuable upon exercise of the Conversion Rights; provided that in the event that the Warrants expire unexercised, the amount of shares specified in (ii) shall be decreased by the amount that remains unexercised;

(d) neither Ivory nor any of its Subsidiaries shall issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of the capital stock of any class of MySpace;

(e) neither Ivory nor any of its Subsidiaries shall, other than in the ordinary and usual course of business in transactions not in excess of $20,000 individually or $100,000 in the aggregate in any calendar quarter, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets;

(f) neither Ivory nor any of its Subsidiaries shall, by any means, make any acquisition of, or investment in, assets or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) in any transaction or any series of transactions (whether or not related) for an aggregate purchase price or prices, including the assumption of any debt, in excess of $20,000 individually or $100,000 in the aggregate in any calendar quarter, except for acquisitions listed on Section 5.1(f) of the Ivory Disclosure Letter or the acquisition of business supplies and equipment in the ordinary course of business;

(g) neither Ivory nor any of its Subsidiaries shall, other than in the ordinary and usual course of business consistent with past practice, (i) modify, amend or terminate any Material Contract (and in any case only if the amount involved is less than $100,000), (ii) waive, release, relinquish or assign any Material Contract (or any of the rights of Ivory or any of its Subsidiaries thereunder), right or claim, (iii) cancel or forgive any indebtedness owed to Ivory or any of its Subsidiaries, (iv) enter into any Contract that (A) would in any way be binding upon Parent or any of its Affiliates (other than Ivory, the Surviving Corporation or any of their Subsidiaries) or (B) would limit the ability of Ivory or any of its Affiliates to compete in any manner or jurisdiction, except for such limitations, when taken together with similar limitations in other Contracts, which would not reasonably be expected to be material to the business or Ivory and its Affiliates;

(h) neither Ivory nor any of its Subsidiaries shall (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization of itself or any of its Subsidiary, or (ii) other than in the usual and ordinary course of business, accelerate or delay (or permit any of its Subsidiaries to accelerate or delay) collection of notes or accounts receivable in advance of or beyond their regular due dates;

(i) neither Ivory nor any of its Subsidiaries shall (i) terminate, establish, adopt, enter into, make any new grants or awards under (other than grants or awards in the ordinary course of business consistent with past practice, amend or otherwise modify any Ivory Compensation and Benefit Plans, except as that are required by applicable Law (ii) increase the salary, wage, bonus or other compensation or benefits of any current or former directors, officers, employees, consultants or service providers, except (A) in the ordinary course of business consistent with past practice and (B) in the case of any increase of compensation to an officer, such increase as described in Section 5.1(i)(ii) of Ivory Disclosure Letter, or (iii) accelerate the vesting or payment of compensation payable or benefits provided or to become payable or provided to any of current or former directors, officers, employees, consultants or service providers or otherwise pay any amounts, grant any awards or provide any benefits not otherwise due, except actions necessary to satisfy contractual obligations under Ivory Compensation and Benefit Plans existing as of the date hereof, or (iv) establish, adopt or enter into any collective bargaining agreement, except in each of (i) through (iv) for, in each case, (A) increases in base salary and wages to employees or new hires with a base salary of less than $120,000 occurring in the ordinary and usual course of business, consistent with past practice (which shall include normal periodic performance reviews and related compensation and benefit increases) and previously disclosed to Parent, or (B) actions necessary to satisfy contractual obligations under the Ivory Compensation and Benefit Plans existing as of the date hereof;

(j) Ivory shall, and shall cause its Subsidiaries to, maintain with financially responsible insurance companies (or through self insurance) insurance in such amounts and against such risks and losses as are consistent with the insurance maintained by Ivory and its Subsidiaries as of the date of this Agreement in the ordinary course of business consistent with past practice;

(k) except as required by applicable Law or to the extent required by U.S. GAAP as advised by Ivory’s regular independent accountants, neither Ivory nor any of its Subsidiaries shall change any accounting principle, practice or method in a manner that is inconsistent with past practice;

(l) Ivory and its Subsidiaries shall (i) prepare all material Tax Returns required to be filed with any taxing authority consistent with past practice, (ii) timely file such Tax Returns and timely pay all Taxes due and payable as shown on the Tax Returns filed, and (iii) promptly notify Parent of any action, suit, proceeding, investigation, audit or claim pending against or with respect to Ivory or any of its Subsidiaries in respect of any material Tax where there is a reasonable likelihood of a materially adverse determination or decision. Except as required by applicable Law, neither Ivory nor any of its Subsidiaries shall make, change or revoke any material Tax election, settle or compromise any material Tax liability, or amend any material Tax Return;

(m) neither Ivory nor any of its Subsidiaries shall settle or compromise any suit or claim or threatened suit or claim where the amount involved is greater than $50,000 individually or $200,000 in the aggregate or is otherwise covered in full by insurance and the settlement of which only involves such payment;

(n) neither Ivory nor any of its Subsidiaries shall (i) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that Ivory and its Subsidiaries may pre-pay debt in the ordinary course of business in an amount not to exceed $60,000 in the aggregate; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly-owned subsidiary of Ivory); (iii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms; (iv) make any loans, advances or capital contributions to, or investments in, any other Person, except for loans, advances, capital contributions or investments between any wholly-owned Subsidiary of Ivory and Ivory or another wholly-owned Subsidiary of Ivory in accordance with past practice; (v) authorize or make capital expenditures which are in excess of $50,000 individually or $200,000 in the aggregate or, with respect to MySpace, capital expenditures reasonably necessary for ongoing operations that do not require additional financing; or (vi) vary Ivory’s inventory practices in any material respect from Ivory’s past practices; and

(o) neither Ivory nor any of its Subsidiaries will authorize or enter into an agreement to do anything prohibited by the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Access. Ivory agrees that upon reasonable prior notice it shall (and shall cause its Subsidiaries to) afford Parent’s officers, directors, employees, counsel, accountants and other authorized representatives and agents (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its executive officers, properties, books, contracts and records, and, during such period, Ivory shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested but only to the extent such access does not unreasonably interfere with the business or operations of Ivory or its Subsidiaries; provided that no investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by Ivory, Parent or Merger Sub in this Agreement or the conditions to the obligations of the parties to consummate the Merger; provided, further that Ivory shall not be obligated to take any action pursuant to the foregoing (i) that would contravene any agreement to which Ivory or a Subsidiary is a party or violate any Law or (ii) in the event of any litigation or threatened litigation between the parties over the terms of this Agreement to the extent such information sought is relevant to such litigation. All such information shall be governed by the terms of the Confidentiality Agreement (as defined below). Ivory shall furnish promptly to Parent a true, correct and complete copy of each report, schedule, registration statement and other document filed by it or its Subsidiaries during such period pursuant to the requirements of federal or state securities Laws.

Section 6.2 No Solicitation.

(a) Ivory shall, and shall cause each of its Subsidiaries, and their respective officers, directors, employees, representatives and agents (collectively, “Ivory Representatives”) to immediately cease any existing discussions or negotiations, if any, with any Third Party that may be ongoing with respect to an Acquisition Proposal. Ivory shall not, and shall not authorize or permit any of its Subsidiaries or any of their respective Representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage an Acquisition Proposal, (ii) furnish or disclose to any Third Party non-public information (or afford access to any of the properties, assets, books or records of Ivory or any of its Subsidiaries) with respect to or in furtherance of or which would reasonably be likely to lead to an Acquisition Proposal, (iii) negotiate or engage in substantive discussions with any Third Party with respect to an Acquisition Proposal or (iv) enter into any agreement or agreement in principle with respect to an Acquisition Proposal; provided, however, that at any time prior to obtaining the Ivory Requisite Vote, in response to a bona fide written Acquisition Proposal that was not solicited by Ivory or any of its Subsidiaries or any of their respective Representatives and which the Board of Directors of Ivory determines in good faith constitutes, or could reasonably be expected to lead to, a Superior Proposal, Ivory may (A) furnish information and/or draft agreements with respect to Ivory and its Subsidiaries to the Person making such Acquisition Proposal (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives) pursuant to a customary confidentiality agreement not less favorable to Ivory than the Confidentiality Agreement; provided, that all such information and the material terms of any such draft agreements have previously been made available to Parent or is made available to Parent prior to, or concurrently with, the time it is provided to such Person and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives) regarding such Acquisition Proposal.

(b) From and after the execution of this Agreement, Ivory shall immediately, and in any event within 24 hours, advise Parent orally and in writing of the receipt, directly or indirectly, of any proposal for an Acquisition Proposal, any request for confidential information or access and of any discussions, negotiations or proposals relating to an Acquisition Proposal, identify the offeror and furnish to Parent a copy of any such proposal, if it is in writing, or a written summary of any such proposal relating to an Acquisition Proposal if it is not in writing. Ivory shall promptly advise Parent of any development relating to such proposal, including the results of any discussions or negotiations with respect thereto. Ivory shall promptly provide Parent with all information provided to such Third Party that has not previously been provided to Parent regardless of whether Parent previously requested such information.

(c) In the event of any Change in Recommendation, Ivory shall provide Parent with its stockholder lists and allow and facilitate Parent’s contact with Ivory’s stockholders and prospective investors and following a Change in Recommendation such contacts may be made without regard to the limitations set forth in Section 6.7.

(d) Notwithstanding any provision of this Section 6.2 to the contrary, the Board of Directors of Ivory may withdraw or modify in a manner adverse to Parent and Merger Sub (or not continue to make) the Ivory Recommendation (any such action, a “Change in Recommendation”) if (x) the Board of Directors of Ivory has determined in good faith that taking such action is necessary for the members of the board to comply with their fiduciary duties under applicable Law, (y) Ivory has given Parent three (3) Business Days prior written notice of its intention to take such action and (z) the Board of Directors of Ivory shall have considered in good faith any proposed changes to this Agreement proposed in writing by Parent and shall not have determined that the Superior Proposal would no longer constitute a Superior Proposal if such changes were to be given effect.

(e) Nothing contained in this Section 6.2 shall prohibit Ivory or the Board of Directors of Ivory from (i) taking and disclosing to the stockholders of Ivory a position contemplated by Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of Ivory if, in the good faith judgment of the Board of Directors of Ivory, such disclosure would be necessary under applicable Law (including Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act).

(f) For the purposes of this Agreement:

(i) “Acquisition Proposal” shall mean any inquiry, proposal or offer relating to (i) the acquisition of or obtaining beneficial ownership with respect to more than 25% of the outstanding shares of capital stock or any other voting securities of Ivory by any Third Party, (ii) a merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, liquidation, dissolution or similar transaction which would result in any Third Party acquiring 25% or more of the fair market value of the assets of Ivory and its Subsidiaries, taken as a whole (including capital stock of Subsidiaries of Ivory), (iii) any other transaction which would result in a Third Party acquiring 25% or more of the fair market value of the assets of Ivory and its Subsidiaries, taken as a whole (including capital stock of Subsidiaries of Ivory), immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary or otherwise) or (iv) any combination of the foregoing.

(ii) “Parent Group” shall mean Parent, Merger Sub, any of their respective Affiliates or Subsidiaries and the Parent Representatives.

(iii) “Parent Representatives” shall mean any officers, directors, employees, representatives and agents (including, without limitation, any accountant, attorney or investment banker) of Parent, Merger Sub or any of their respective Affiliates or Subsidiaries.

(iv) “Superior Proposal” shall mean a bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 75%) which the Board of Directors of Ivory determines in good faith (after consultation with its financial advisors and legal counsel) to be more favorable (taking into account, among other things, the Person or group making such Acquisition Proposal and all legal, financial, regulatory, fiduciary and other aspects of this Agreement and such Acquisition Proposal, including any conditions relating to financing, regulatory approvals or other events or circumstances beyond the control of the party invoking the condition and taking into account any revisions made or proposed in writing by Parent or Merger Sub prior to the time of determination) to the holders of Common Shares or Preferred Shares than the transactions provided for in this Agreement.

(g) “Third Party” shall mean any Person (including any “group” as defined in Section 13(d)-3 of the Exchange Act) other than Ivory, its Subsidiaries, the Parent Group or any Person in the Parent Group.

Section 6.3 Filings; Other Actions; Notification.

(a) Each party hereto shall file or cause to be filed with (i) the Federal Trade Commission and the Department of Justice any notifications required to be filed under the HSR Act and (ii) the appropriate Governmental Entity each of the Foreign Antitrust Filings, in each case in accordance with the applicable rules and regulations promulgated under applicable Law, with respect to the transactions contemplated hereby. Each party hereto will use its commercially reasonable efforts to make such filings in a timely manner and to respond on a timely basis to any requests for additional information made by either of such agencies.

(b) Ivory and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Merger and the other transactions contemplated hereby and by the Support Agreement as soon as practicable, including (x) preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings, (y) using their respective commercially reasonable efforts to obtain as soon as practicable all Ivory Required Statutory Approvals or Parent Required Statutory Approvals, as the case may be, and all material consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Third Party in order to consummate the Merger or any of the other transactions contemplated hereby or by the Support Agreement and (z) defending all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the transactions contemplated hereby and having lifted or rescinded any injunction or restraining order which may adversely affect the parties’ ability to consummate the Merger. Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, Parent and Ivory shall have the right to review and reasonably comment on in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or Ivory, as the case may be, and any of their respective Subsidiaries, that appear in any filing made or oral communication with, or written materials submitted to, any Third Party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby or by the Support Agreement; provided, however, that Parent and Ivory may, as each deems advisable and necessary, (x) redact any information concerning Parent’s valuation of Ivory, and (y) designate any competitively sensitive material provided to the other under this Section 6.3 as “outside counsel only,” in which case, such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or Ivory, as the case may be) or its legal counsel. In exercising the foregoing right, each of Ivory and Parent shall act reasonably and as promptly as practicable. Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to offer or commit to divest any business or assets or agree to any limitation on the conduct of its or any of its Subsidiaries’ businesses, and Ivory shall not enter into any such agreement, or make any such commitment, or offer to enter into any such agreement or to make any such commitment, with respect to its or any of its Subsidiaries’ assets or businesses, without the prior written consent of Parent.

(c) Subject to applicable Law and the preservation of any applicable attorney-client privilege, Ivory and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, Ivory or any of their respective Subsidiaries to any Third Party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby or by the Support Agreement.

(d) Subject to any confidentiality obligations and the preservation of any attorney-client privilege, Ivory and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby or by the Support Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent or Ivory, as the case may be, or any of its Subsidiaries, from any Third Party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated hereby or by the Support Agreement. Each of Parent and Ivory agrees not to participate, or to permit its Subsidiaries to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated hereby or by the Support Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

Section 6.4 Exercise of Purchase Option. Ivory shall, as soon as practicable following the execution of this Agreement, pursuant to the terms of the Stockholders Agreement, take all commercially reasonable actions required to exercise and consummate its Purchase Option provided for in Article 7 of the Stockholders Agreement. Capitalized terms used in this Section 6.4 that are not defined in this Agreement have the meanings ascribed to such terms in the Stockholders Agreement.

Section 6.5 Purchase Option. Upon Ivory’s request, Parent or Merger Sub shall loan Ivory up to $69 million in order for Ivory to fund its consummation of the Purchase Option (as defined in the Stockholders Agreement) (the “Purchase Option Loan”). The Purchase Option Loan shall be made pursuant to a loan having the terms set forth on Exhibit B to this Agreement (the “Loan Agreement”). If Ivory determines to request funding of the Purchase Option Loan, it shall deliver to Parent a written notice (the “Purchase Option Loan Notice”) indicating (i) the date on which the Purchase Option Loan is to be funded (the “Purchase Option Loan Funding Date”), which date shall be at least the business day after the delivery of such notice, and (ii) wire transfer instructions for deposit of the Purchase Option Loan into Ivory’s bank. Ivory shall deliver to Parent in advance of the loan being made any and all mutually acceptable documentation relating to the Purchase Option. The funding of the Purchase Option Loan shall take place at the offices of Ivory on the Purchase Option Loan Funding Date, at which time (i) Ivory and Parent shall enter into the Loan Agreement (and the related security and other documents) and shall deliver the promissory note evidencing the Purchase Option Loan, duly executed by Ivory and (ii) Parent shall fund the Purchase Option Loan by wire transfer of immediately available funds to the bank account designated in the Purchase Option Loan Notice. This Section 6.5 shall not survive any termination of this Agreement (except that this Section 6.5 shall survive in connection with a termination by Ivory, pursuant to Section 8.3 of this Agreement).

Section 6.6 Stock Exchange De-listing. Parent shall, or shall cause the Surviving Corporation to, use its commercially reasonable efforts to cause the Common Shares to be removed from listing on the American Stock Exchange and de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.7 Publicity. Parent shall consult with Ivory prior to issuing any press releases and Ivory shall consult with Parent prior to issuing any press releases or otherwise making public announcements, in each case, with respect to the Merger and the other transactions contemplated hereby or by the Support Agreement and prior to making any filings with any Third Party and/or any Governmental Entity with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or national market system on which such party’s securities are listed or traded.

Section 6.8 Benefits and Other Employee Matters.

(a) Parent agrees that, during the period of twelve months following the Effective Time, the employees of Ivory and its Subsidiaries (other than those employees covered by a collective bargaining agreement) (“Continuing Employees”) will continue to be provided with benefits and salary under employee benefit plans and policies (other than equity incentive plans) that are no less favorable in the aggregate than those provided by Ivory and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time. Following the Effective Time, subject to applicable law, Parent shall credit Continuing Employees with their service with Ivory or any of its Subsidiaries (and any predecessor entities) for purposes of eligibility and vesting, and for purposes of benefit accrual, under the benefit plans of Parent or its Subsidiaries in which such Continuing Employees participate to the extent credited by Ivory and its Subsidiaries under similar Ivory Compensation and Benefits Plans, except (i) to the extent that such credit could result in duplication of benefits, (ii) for any credit for benefit accruals or levels of benefits under any defined benefit pension plan, and (iii) for newly established plans for which prior service is not taken into account.

(b) From and after the Effective Time, Parent shall cause to be waived any pre-existing condition limitations under benefit plans, policies or practices of Parent or its Subsidiaries in which Continuing Employees participate to the extent waived under the corresponding Compensation and Benefit Plans of Ivory and its Subsidiaries and, for the year in which the Effective Time occurs, cause to be credited any deductibles and out-of-pocket expenses incurred by such Continuing Employees and their beneficiaries and dependents during the portion of the calendar year prior to participation in the benefit plans provided by Parent and its Subsidiaries to the extent satisfied under the corresponding Compensation and Benefit Plans of Ivory and its Subsidiaries.

(c) Parent shall, and shall cause the Surviving Corporation to, honor all Ivory Compensation and Benefit Plans set forth in Section 4.1(j) of the Ivory Disclosure Letter, provided that nothing in this Agreement shall prevent Parent from amending, suspending or terminating any Ivory Compensation and Benefits Plan to the extent permitted by the terms of any such Ivory Compensation and Benefits Plan.

(d) Parent agrees that the consummation of the transactions contemplated by this Agreement meet the definition of, and shall constitute, a “change in control” under each Ivory Compensation and Benefit Plan listed in Section 4.1(j)(i) of the Ivory Disclosure Letter.

(e) Prior to the Closing, Parent, in its discretion, may direct Ivory to adopt a resolution (in the form required by Parent) terminating any defined contribution plan maintained by Ivory or any of its Subsidiaries. If so directed by Parent, Ivory agrees to adopt or cause any of its Subsidiaries to adopt, as applicable, such resolution prior to the Closing.

Section 6.9 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, News (but only with respect to the Merger Indemnities (as defined below)), and the Surviving Corporation shall: (1) indemnify and hold harmless each person who is at the date hereof or during the period from the date hereof through the Effective Date serving as a director or officer of Ivory or its Subsidiaries (collectively, the “Ivory Indemnified Parties”) to the fullest extent authorized or permitted by Delaware law, as now or hereafter in effect, in connection with any Claim (as defined below) and any judgments, fines (including excise Taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (2) promptly pay on behalf of or, within 30 days after any request for advancement, advance to each of the Ivory Indemnified Parties, to the fullest extent authorized or permitted by Delaware law, as now or hereafter in effect, any Expenses (as defined below) incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Ivory Indemnified Party of any Expenses incurred by such Ivory Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security). The indemnification and advancement obligations of News and the Surviving Corporation pursuant to this Section 6.9(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto (the “Merger Indemnities”) and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director or officer of Ivory or its Subsidiaries after the date hereof and prior to the Effective Time and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 6.9(a), (1) the term “Claim” means any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted by Ivory, any Governmental Authority or any other party, that any Ivory Indemnified Party in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Ivory Indemnified Party’s duties or service as a director, officer, trustee, employee, agent, or fiduciary of Ivory, any of its Subsidiaries, any employee benefit plan maintained by any of the foregoing at or prior to the Effective Time and any other Person at the request Ivory or any of its Subsidiaries; and (2) the term “Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 6.9(a), including any action relating to a claim for indemnification or advancement brought by a Ivory Indemnified Party. The indemnification obligations of News and the Surviving Corporation shall be joint and several with respect to Merger Indemnities only.

(b) From and after the Effective Time, Parent and the Surviving Corporation shall keep in full force and effect, and comply with the terms and conditions of, any agreement listed on Section 6.9 of the Ivory Disclosure Letter in effect as of the date of this Agreement between or among Ivory or any of its Subsidiaries and any Ivory Indemnified Party providing for the indemnification of such Ivory Indemnified Party.

(c) As of the Effective Time, Parent or the Surviving Corporation (with the election being at Parent’s option) shall have purchased insurance providing, for a period of six (6) years after the Effective Time, Ivory’s current directors and officers coverage for events occurring at or prior to the Effective Time (including acts or omissions relating to the approval of this Agreement and consummation of the transactions contemplated hereby) (the “D&O Insurance”) that is no less favorable than Ivory’s existing policy, or if substantially equivalent insurance coverage is unavailable, the best available coverage; further, provided, however, that Parent, the Surviving Corporation and Ivory shall not be required to pay an annual premium for the D&O Insurance in excess of three (3) times the amount currently paid by Ivory for such insurance), but in such case shall purchase as much such coverage as possible for such amount. Parent and the Surviving Corporation shall cause such policies to be maintained in full force and effect for their duration.

(d) The Certificate of Incorporation and By-Laws of the Surviving Corporation and comparable organizational documents of its Subsidiaries shall include provisions for exculpation of director and officer liability and indemnification on the same basis as set forth in Ivory’s certificate of incorporation and by-laws in effect on the date hereof. For six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the provisions in its Certificate of Incorporation and By-Laws providing for indemnification of each present and former officer, director and employee of Ivory and its Subsidiaries (collectively, the “Indemnified Parties”), with respect to facts and circumstances occurring at or prior to the Effective Time, to the fullest extent permitted from time to time under the DGCL, which provisions shall not be amended except as required by applicable Law or except to make changes permitted by applicable Law that would increase the scope of the Indemnified Parties’ indemnification rights thereunder; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

(e) If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.9.

(f) The provisions of this Section 6.9 shall survive the consummation of the Merger and (i) are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of News, Parent or the Surviving Corporation under this Section 6.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Ivory Indemnified Party under this Section 6.9 without the consent of such affected Ivory Indemnified Party. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.9.

Section 6.10 Expenses. Subject to Section 8.5(b) and (c), whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expense, except that each of Ivory and Parent shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including any SEC filing fees).

Section 6.11 Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated hereby or by the Support Agreement, each of Parent, Ivory and Merger Sub and their respective Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby or by the Support Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. “Takeover Statute” shall mean any restrictive provision of any applicable “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other similar anti-takeover Law, including Section 203 of the DGCL. Prior to the termination of this Agreement, neither the Board of Directors of Ivory nor any committee thereof shall exempt any Person from, or otherwise grant a waiver with respect to, any of the provisions of Section 203 of the DGCL.

Section 6.12 Parent Vote. Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any shares of capital stock of Merger Sub beneficially owned by it or any of its Affiliates (as such term is defined under the Exchange Act) or with respect to which it or any of such Affiliates has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption of this Agreement at any meeting of stockholders of Merger Sub, respectively, at which this Agreement shall be submitted for approval and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of either Ivory or Merger Sub by consent in lieu of a meeting).

Section 6.13 Section 16 Matters. Prior to the Effective Time, the Board of Directors of Ivory shall take all such steps as may be required and permitted to cause the transactions contemplated by this Agreement, including any dispositions of Common Shares (including derivative securities with respect to such Common Shares) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Ivory, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Standstill. Until the earlier of the Effective Time or the termination of this Agreement, neither Parent nor any of its Affiliates will (i) purchase any Common Shares, Preferred Shares or any other security of Ivory that is convertible into Common Shares in the open market or in privately negotiated transactions or (ii) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing or (iii) prior to the termination of this Agreement, commence a tender or exchange offer at a price below $12 per Common Share.

Section 6.15 Guarantee.

(a) Except for any payments, liabilities or obligations pursuant to Section 6.9, News, hereby irrevocably and unconditionally guarantees to Ivory, as primary obligor and not merely as surety, the performance of all obligations hereunder of Parent and Merger Sub and the due and punctual payment by Parent and Merger Sub in full of any amounts payable by Parent or Merger Sub pursuant to this Agreement. For the avoidance of doubt, the foregoing sentence shall not limit the obligations of News under Section 6.9.

(b) To the fullest extent permitted by applicable law, News waives presentment to, demand of payment from and protest to Ivory, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment. To the fullest extent permitted by applicable Law, the obligations of News hereunder shall not be affected by (i) the failure of

Ivory to assert any claim or demand or to exercise or enforce any right or remedy against Parent or Merger Sub under the provisions of this Agreement or otherwise, or (ii) any rescission, waiver, amendment or modification of, or any release from any of the terms or provisions, of this Agreement.

(c) News agrees that the guarantee pursuant to this Section 6.15 constitutes an absolute, unconditional, present and continuing guarantee of payment and not of collection, and waives any right to require that any resort be had by Ivory to (i) Ivory’s rights against any other person, including Parent or Merger Sub, or (ii) any other right or remedy available to Ivory by contract, applicable Law or otherwise. It is the intent of the guarantee pursuant to this Section 6.15 that Ivory shall have resort to News without asserting or resorting to any remedy against Parent or Merger Sub and without demand to it, as though News were primarily liable for any payment due hereunder.

Section 6.16 Litigation. Following the Effective Time, Parent shall use commercially reasonable efforts to take such actions as are within its control so as to obtain the dismissal of Greenspan v. Salzman, et al., LASC No. BC328558; provided that Parent shall not be required to make any payments to any of the plaintiffs (or their counsel) in such litigation to do so.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Effective Time of each of the following conditions:

(a) The Ivory Requisite Vote shall have been obtained.

(b) The applicable waiting period under the HSR Act or under any applicable foreign statutes or regulations shall have expired or been terminated.

(c) No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, Law, ordinance, rule, regulation, judgment, decree, injunction or other order enjoining, restraining or otherwise prohibiting the consummation of the Merger or that has the effect of making the purchase of Common Shares illegal (collectively, an “Order”); provided, however, that Parent, Merger Sub and Ivory shall have used their respective commercially reasonable efforts to resist, resolve or lift, as applicable, any such Order and shall have complied in all material respects with its obligations under Section 6.3.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent or Merger Sub at or prior to the Effective Time of each of the following conditions:

(a) The representations and warranties of Ivory set forth in this Agreement, when read without any exception or qualification as to materiality or Ivory Material Adverse Effect, shall be true and correct as of the date hereof and as of the Closing Date, as if such representations and warranties were made as of the date hereof and as of the Closing Date (except as to any such representation or warranty which speaks as of a specific date, which must be true and correct as of such specific date) except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to (i) have an Ivory Material Adverse Effect, (ii) prevent or materially delay the consummation of the Merger. The representations contained in the first, second, and sixth sentences of Sections 4.1(b) shall be true in all respects as of the date of this Agreement and as of the Closing Date and the representations and warranties contained in Section 4.1(c) shall be true in all material respects; provided that a variation of up to one percent (1%) in the aggregate of the outstanding Common Share, Preferred Share and Option amounts set forth in the first, second and sixth sentences of Section 4.1(b) shall not make such representation and warranty incorrect. Parent shall have received a certificate signed on behalf of Ivory by an executive officer of Ivory to the effect of the foregoing sentences.

(b) Ivory shall have performed or complied (x) in all material respect with its obligations, covenants and agreements under this Agreement and (y) in all respects with all of the obligations, covenants and agreements set forth in Sections 5.1(b), (c) and (h) (except for equity grants, issuances and repurchases of less than one percent (1%) in the aggregate and which are de minimis in amount) in each case, required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Ivory by an executive officer of Ivory to such effect.

(c) Ivory shall own all of the shares of MySpace that it owns as of the date of this Agreement free and clear of all Liens (including any restriction on the right to vote, sell or otherwise dispose of such capital stock of other ownership interests, except restrictions on transfer imposed by federal and state securities laws) other than Liens pursuant to the Stockholders Agreement.

Section 7.3 Conditions to Obligations of Ivory. The obligations of Ivory to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Ivory at or prior to the Effective Time of each of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement, when read without any exception or qualification as to materiality or Parent Material Adverse Effect, shall be true and correct as of the date hereof and as of the Closing Date, as if such representations and warranties were made as of the date hereof and as of the Closing Date (except as to any such representation or warranty which speaks as of a specific date, which must be true and correct as of such specific date) except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and Ivory shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Parent and Merger Sub shall have performed or complied in all material respects with any of their respective obligations, covenants or agreements under this Agreement required to be performed by them under this Agreement at or prior to the Closing Date, and Ivory shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION

Section 8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after receipt of Ivory Requisite Vote, by mutual written consent of Ivory and Parent.

Section 8.2 Termination by Either Parent or Ivory. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time, by either Parent or Ivory if (a) the Merger shall not have been consummated on or before January 17, 2006 (the “Termination Date”); provided that the Termination Date shall be automatically extended for two (2) months if, on the Termination Date any of the conditions set forth in Section 7.1(b) shall not have been satisfied or waived but (i) each of the other conditions to the consummation of the Merger set forth in this Agreement has been satisfied or waived or remains capable of satisfaction, and (ii) any approvals and termination of waiting periods required by Section 7.1(b) that have not yet been obtained are being pursued diligently and in good faith; (b) any Order permanently restraining, permanently enjoining or otherwise permanently prohibiting consummation of the Merger shall become final and non-appealable after the parties have used their respective commercially reasonable efforts to have such Order removed, repealed or overturned (whether before or after the receipt of the Ivory Requisite Vote); or (c) the Ivory Requisite Vote shall not have been obtained upon a vote taken at the Ivory Stockholders Meeting or any adjournment or postponement thereof; provided, that the right to terminate this Agreement pursuant to clause (a), (b) or (c) of this Section 8.2 shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in the occurrence of, the failure of the Merger to be consummated; provided, that if Ivory terminates this Agreement pursuant to clauses (a) or (c) it shall simultaneously make payment of any portion of the Termination Fee, if any, required to be paid upon such termination by Section 8.5 of this Agreement.

Section 8.3 Termination by Ivory. This Agreement may be terminated by Ivory and the Merger contemplated hereby may be abandoned by Ivory at any time prior to the Effective Time, if there has been a material breach by Parent or Merger Sub of any material representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured within twenty (20) days after written notice of such breach is given by Ivory to the party committing such breach such that any condition to closing set forth in Section 7.1 or 7.3 is incapable of being satisfied.

Section 8.4 Termination by Parent. This Agreement may be terminated by Parent and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time (including following the failure to obtain the Ivory Requisite Vote upon a vote actually taken), if (a) prior to the receipt of the Ivory Requisite Vote, the Board of Directors of Ivory shall have approved or recommended an Acquisition Proposal or within ten (10) Business Days after requested by Parent, but in no event no later than the third Business Day prior to the date on which a vote is scheduled to be held on the adoption of the Merger Agreement the Board of Directors of Ivory shall have failed to recommend against an Acquisition Proposal and continue to recommend the adoption of this Agreement; (b) prior to the receipt of the Ivory Requisite Vote, the Board of Directors of Ivory shall have failed to recommend, or shall have effected a Change in Recommendation, or fails to reconfirm its recommendation that Ivory stockholders adopt this Agreement within ten (10) Business Days after written request from Parent to do so, but in no event no later than the third Business Day prior to the date on which a vote is scheduled to be held on the adoption of the Merger Agreement (it being understood, however, that for all purposes of this Agreement, and without limitation, the fact that Ivory has supplied any Person with information regarding Ivory or has entered into discussions or negotiations with such Person as permitted by Section 6.2(a) of this Agreement, or the disclosure of such facts, shall not be deemed, in and of itself, a withdrawal or modification of the Board of Directors of Ivory’s recommendation of the Merger or this Agreement and the transactions contemplated hereby; provided, that any such disclosure includes a statement that the Board of Directors of Ivory continues to recommend the Merger and this Agreement and the transactions contemplated hereby); (c) a tender offer or exchange offer that, if successful, would result in any Person or “group” becoming a “beneficial owner” (such terms having the meaning in this Agreement as is ascribed under Regulation 13D under the Exchange Act) of twenty percent (20%) or more of the outstanding Common Shares is commenced (other than by Parent or an Affiliate of Parent) and the Board of Directors of Ivory does not within ten (10) Business Days of commencement thereof, but in no event no later than the third Business Day prior to the date on which a vote is scheduled to be held on the adoption of the Merger Agreement, recommend that the stockholders of Ivory do not tender their shares in such tender or exchange offer or any Person or “group” (other than Parent or any of its Affiliates) shall become a “beneficial owner” of thirty percent (30%) or more of the outstanding Common Shares; or (d) there has been a material breach by Ivory of any material representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured within twenty (20) days after written notice of such breach is given by Parent to Ivory, such that any condition set forth in Sections 7.1 or 7.2 of this Agreement are incapable of being satisfied.

Section 8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto or its Subsidiaries or Affiliates (or of any of their respective Representatives); provided, however, no such termination shall relieve any party hereto of any liability or damages resulting from any willful and material breach of this Agreement; provided, further that the Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub under circumstances where the Termination Fee is payable and paid by Ivory.

(b) In the event that this Agreement is terminated (i) by Parent pursuant to Section 8.4(a), (b), (c) or (d) (solely by reason of a breach of Sections 6.2 or 2.5(a)), or (ii) by either Ivory or Parent pursuant to Section 8.2(a) if, for purposes of this subclause (ii) only, prior to the time of termination a proposal with respect to an Acquisition Proposal had been disclosed publicly or otherwise became known to Ivory’s Board of Directors or senior executive officers, or (iii) by either Ivory or Parent pursuant to Section 8.2(c) if, for purposes of this subclause (iii) only, prior to the meeting of Ivory’s stockholders to vote on the Merger a proposal with respect to an Acquisition Proposal had been disclosed publicly or otherwise became known generally in the market, or (iv) by Parent pursuant to Section 8.4(d) (other than by reason of a breach of Sections 6.2 or 2.5(a)) if at the time of termination a proposal with respect to an Acquisition Proposal had been disclosed publicly or otherwise became known to Ivory’s Board of Directors or senior executive officers, then, Ivory shall promptly, but in no event later than two (2) Business Days after the date of such termination (or concurrently with Ivory entering into a definitive agreement with respect to an Acquisition Proposal, if earlier than two (2) Business Days from the date of such termination), pay Parent in the case of clause (i) above, a termination fee of $25 million (the “Termination Fee”), and in the case of clauses (ii), (iii) and (iv) above, 50% of the Termination Fee; provided, that, if within twelve (12) months after any such termination an Acquisition is consummated or Ivory enters into a definitive agreement with respect to an Acquisition, then Ivory shall pay to Parent 50% of the Termination Fee, upon the consummation of such Acquisition or the entry into such definitive agreement by Ivory by wire transfer of same-day funds to an account previously designated in writing by Parent to Ivory. In the event that Ivory is required to pay any amount of the Termination Fee and does not then have available cash on hand sufficient to pay such amount and has not then entered into or consummated an agreement for an Alternative Proposal, such amount may be paid, at Ivory’s option, in the form of a promissory note having the terms and conditions contained in Exhibit A.

(c) For the purposes of Section 8.5(b) only, “Acquisition,” with respect to Ivory, shall mean any of the transactions set forth in clauses (i) through (iv) of the definition of Acquisition Proposal, except that all references therein to “25%” shall for purposes of this definition of “Acquisition” be deemed to be to “50%.”

(d) Parent, Merger Sub and Ivory acknowledge that the agreement contained in Section 8.5(b) is an integral part of the transactions contemplated by this Agreement, and that without this agreement Parent and Merger Sub would not have entered into this Agreement; accordingly, if Ivory fails to promptly pay any amounts due pursuant to Section 8.5(b), and in order to obtain such payment Parent or Merger Sub commences a suit which results in a judgment against Ivory for payment of all or a portion of the Termination Fee, Ivory shall pay to Parent or Merger Sub its costs and expenses (including its attorneys’ fees) incurred in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the prime rate in effect from time to time and quoted in The Wall Street Journal during such period. The Termination Fee is payable whether or not there has been a breach of this Agreement.

ARTICLE IX

MISCELLANEOUS AND GENERAL

Section 9.1 Survival. This Article IX and the agreements of Ivory, Parent and Merger Sub contained in Sections 6.6 (Stock Exchange De-listing), 6.8 (Benefits and other Employee Matters), 6.9 (Indemnification; Directors’ and Officers’ Insurance), 6.10 (Expenses), 6.15 (Guarantee) and 6.16 (Litigation) shall survive the consummation of the Merger. This Article IX, the agreements of Ivory, Parent and Merger Sub contained in Section 6.10

(Expenses), Section 8.5 (Effect of Termination and Abandonment), the Confidentiality Agreement and the Support Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

Section 9.2 Modification. At any time prior to the Effective Time, Ivory and Parent may, to the extent permitted by applicable Law, subject to Section 9.3, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that after receipt of the Ivory Requisite Vote, any approval of this Agreement by the Ivory stockholders, there may not be any extension or waiver of this Agreement which decreases the Merger consideration or which adversely affects the rights of the Ivory stockholders hereunder without the approval of such stockholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 9.3 Amendment. This Agreement may be amended by the parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after receipt of the Ivory Requisite Vote, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties.

Section 9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 9.5 Governing Law and Venue; Waiver of Jury Trial. THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS CHOICE OF LAW PRINCIPLES. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware in each case in Wilmington, Delaware (provided that unless required by Law or court rule, the parties shall not commence litigation in Federal Court unless there is already related pending litigation in such court) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Merger and other transactions contemplated hereby or thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a State of Delaware or Federal court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, BETWEEN OR AMONG ANY OF THE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ANY OTHER INSTRUMENT OR DOCUMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THEREWITH. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile (upon receipt of electronic confirmation of successful transmission):

if to Parent or Merger Sub,

Fox Interactive Media, Inc.

10201 W. Pico Boulevard

Los Angeles, CA 90067

Attention:	Ross Levinsohn
Telephone:	(310) 444-8411
Facsimile:	(310) 444-8418

with a copy to

News Corporation

1211 Avenue of the Americas

New York, NY 10036

Attention:	Lawrence A. Jacobs, Esq.
Telephone:	(212) 852-7000
Facsimile:	(212) 768-7896

and

Skadden Arps Slate Meagher & Flom LLP

4 Times Square

New York, New York 10036

Attention:	Howard L. Ellin, Esq.
Lou R. Kling, Esq.
Telephone:	(212) 735-3000
Facsimile:	(212) 735-2000

and

Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York, New York 10036

Attention:	Stephen R. Rusmisel, Esq.
Edward A. Perron, Esq.
Telephone:	(212) 858-1000
Facsimile:	(212) 858-1500

if to Ivory,

Intermix Media, Inc.

6060 Center Drive, Suite 300

Los Angeles, California 90045

Attention:	Chris Lipp
Telephone:	(310) 215-1001 x119
Facsimile:	(310) 258-2758

with a copy to

Latham & Watkins LLP

633 West Fifth Street, Suite 400

Los Angeles, CA 90071-2007

Attention:	Paul D. Tosetti W. Alex Voxman
Telephone:	(213) 891-8746
Facsimile:	(213) 891-8763

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 9.7 Entire Agreement; No Other Representations. This Agreement (including any annexes, schedules and exhibits hereto), the Support Agreement, the Ivory Disclosure Letter and the Parent Disclosure Letter and the Nondisclosure Agreement, dated as of June 22, 2005, between Fox Sports Interactive Media, LLC and Ivory (the “Confidentiality Agreement”) constitute the entire agreement by and among the parties hereto and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

Section 9.8 No Third-Party Beneficiaries. Other than with respect to the matters set forth in Section 6.9 (Indemnification; Directors’ and Officers’ Insurance) and Section 6.16 (Litigation), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.9 Obligations of Parent and of Ivory. Except as otherwise specifically provided herein, whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of Ivory to take any action, such requirement shall be deemed to include an undertaking on the part of Ivory to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. Upon any determination that any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.11 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 9.12 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that prior to the receipt of the Requisite Ivory Approval, Parent may designate, by written notice to Ivory, another Subsidiary of Parent to be a constituent corporation in lieu of Merger Sub, so long as such designation would not reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining any Parent Required Statutory Approval or Ivory Required Statutory Approval or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Merger, (iii) significantly increase the risk of not being able to remove any such order on appeal or otherwise or (iv) materially delay the consummation of the Merger. If the requirements of the previous sentence are met and Parent wishes to designate another wholly owned direct or indirect Subsidiary to be a constituent corporation in lieu of Merger Sub, then all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation.

Section 9.13 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.

IN WITNESS WHEREOF, this Agreement has been duly executed, acknowledged and delivered by the duly authorized officers of the parties hereto as of the date first written above.

INTERMIX MEDIA, INC.

By:
Name:
Title:

FOX INTERACTIVE MEDIA, INC.

By:
Name:
Title:

PROJECT IVORY ACQUISITION CORPORATION

By:
Name:
Title:

NEWS CORPORATION (SOLELY WITH RESPECT TO SECTIONS 6.9 AND 6.15)

By:
Name:
Title:

(Agreement and Plan of Merger)

EXHIBIT A

Break Up Note Term Sheet

Issuer:	Intermix Media, Inc.

Principal Amount:	$12.5 Million

Maturity Date:	One year from funding of the Loan. Payment of the principal amount of the Note and all accrued and unpaid and accreted interest shall be paid in full in cash upon maturity; provided, that, if Ivory does not have adequate cash or is unable to obtain financing adequate to repay the Note, Ivory may repay the Note (in whole or in part) with stock of MySpace (valued at Fair Market Value). The use of MySpace stock to repay the Note is conditioned upon Ivory and Parent entering into a mutually acceptable customary stockholders agreement containing, among other things, liquidity, governance and minority protection rights.

Interest:	12% per annum payable in cash quarterly in arrears (or PIK at the option of Ivory accreting quarterly on a compounded basis).

Collateral:	Secured by all of the assets of Ivory, including all of the stock of MySpace and any rights of Ivory with respect thereto.

Mandatory Payments:	Upon Ivory entering into an Acquisition Proposal (as defined in the Merger Agreement) payable in full in cash including all accrued and unpaid and accreted interest.

Events of Default:	Customary provisions - to be agreed.

Covenants:	Customary provisions - to be agreed.

Conditions:	Customary provisions - to be agreed.

EXHIBIT B

Purchase Option Loan Term Sheet

Borrower:	Intermix Media, Inc.

Principal Amount:	$69 Million

Use of Proceeds:	To fund the purchase of the MySpace Option

Maturity Date:	1 year from funding of the Loan. Payment of the principal amount of the Loan and all accrued and unpaid and interest accreted shall be paid in full in cash upon maturity. All accrued and unpaid and accreted interest shall be paid in cash in full upon maturity; provided, that, if Ivory does not have cash or is unable to obtain financing adequate to repay the Loan, Ivory may repay the Loan (in whole or in part) with stock of MySpace (valued at Fair Market Value). The use of MySpace stock to repay the Loan is conditioned upon Ivory and Parent entering into a mutually acceptable customary stockholders agreement containing, among other things, liquidity, governance and minority protection rights.

Interest:	12% per annum payable in cash quarterly in arrears (or PIK at the option of Ivory accreting quarterly on a compounded basis) with the first interest payment date being the fifth business day following the earlier of the Effective Date or the Termination Date.

Collateral:	Secured by all of the assets of Ivory, including all of the stock of MySpace and any rights of Ivory with respect thereto.

Mandatory Payments:	Upon Ivory entering into an Acquisition Proposal (as defined in the Merger Agreement).

Events of Default:	Customary provisions – to be agreed.

Covenants:	Customary provisions – to be agreed.

Conditions:	Customary provisions – to be agreed.